Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

INTERNATIONAL RECTIFIER CORPORATION

INFINEON TECHNOLOGIES AG

and

SURF MERGER SUB INC.

Dated as of August 20, 2014

TABLE OF CONTENTS

		Page

ARTICLE I

The Merger; Closing; Effective Time

1.1.	The Merger	1
1.2.	Closing	1
1.3.	Effective Time	2

ARTICLE II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1.	The Certificate of Incorporation	2
2.2.	The Bylaws	2

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.	Directors	2
3.2.	Officers	2

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

4.1.	Effect on Capital Stock	3
4.2.	Payment	3
4.3.	Equity Awards	7
4.4.	Company ESPP	9
4.5.	Adjustments to Prevent Dilution	9
4.6.	Withholding Rights	10

ARTICLE V

Representations and Warranties

5.1.	Representations and Warranties of the Company	10
5.2.	Representations and Warranties of Parent and Merger Sub	32

ARTICLE VI

Covenants

6.1.	Interim Operations	36

6.2.	Acquisition Proposals	40
6.3.	Proxy Statement	45
6.4.	Stockholders Meeting	46
6.5.	Filings; Other Actions; Notification	47
6.6.	Access and Reports	51
6.7.	Stock Exchange De-listing	52
6.8.	Publicity	52
6.9.	Employee Benefits	52
6.10.	Expenses	54
6.11.	Takeover Statutes	54
6.12.	Parent Vote and Merger Sub	54
6.13.	Financing Cooperation	54
6.14.	Rule 16b-3	55
6.15.	Transaction Litigation	55
6.16.	Director and Officer Liability	56
6.17.	Director Resignations	57
6.18.	Transfer Taxes	57
6.19.	FIRPTA Certificate	58

ARTICLE VII

Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	58
7.2.	Conditions to Obligations of Parent and Merger Sub	59
7.3.	Conditions to Obligation of the Company	60
7.4.	Frustration of Closing Conditions	60

ARTICLE VIII

Termination

8.1.	Termination by Mutual Consent	60
8.2.	Termination by Either Parent or the Company	60
8.3.	Termination by the Company	61
8.4.	Termination by Parent	62
8.5.	Effect of Termination and Abandonment	62

ARTICLE IX

Miscellaneous and General

9.1.	Survival	65
9.2.	Modification or Amendment; Waivers	66
9.3.	Waiver of Conditions	66
9.4.	Counterparts	66
9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; PROCESS AGENT; REMEDIES	66
9.6.	Notices	68

ii

9.7.	Entire Agreement	69
9.8.	No Third Party Beneficiaries	69
9.9.	Obligations of Parent and of the Company	70
9.10.	Mutual Drafting	70
9.11.	Cooperation	70
9.12.	Definitions	70
9.13.	Severability	70
9.14.	Interpretation; Construction	71
9.15.	Disclosure Schedules	72
9.16.	Assignment; Binding Effect	72

Annex A	Defined Terms
Annex B	Form of Amended and Restated Certificate of Incorporation

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of August 20, 2014, among International Rectifier Corporation, a Delaware corporation (the “Company”), Infineon Technologies AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Parent”) and Surf Merger Sub Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board”) has determined that it is fair to, advisable and in the best interests of the Company and the holders of the common stock of the Company, par value $1.00 per share (the “Common Stock”), to enter into this Agreement with Parent and Merger Sub, providing for the merger (the “Merger”) of Merger Sub with and into the Company, with the Company as the surviving corporation of the Merger (the “Surviving Corporation”);

WHEREAS, the Company Board and the respective boards of directors or other equivalent bodies of Parent and Merger Sub have approved the Merger upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1.       The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, in accordance with the provisions of the Delaware General Corporation Law, as amended (the “DGCL”) and the separate corporate existence of Merger Sub shall thereupon cease.  The Company shall be the Surviving Corporation and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.2.       Closing.  Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York, 10004 at 9:00 a.m. (New York time) on the fifth Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.  For purposes of this Agreement, the term “Business Day” shall mean any day other than a Saturday or Sunday or a day (i) on which banks are required or authorized to close in New York, New York, London, United Kingdom, Frankfurt am Main, Germany, or Munich, Germany or (ii) that is not a day on which TARGET2 is open for the settlement of payments in Euros.

1.3.       Effective Time.  At the Closing, the parties hereto shall cause the Merger to be consummated by causing a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger, if any.  The Merger shall become effective at the time when the Certificate of Merger has been duly filed with, and accepted for record by, the office of the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time or date as the parties hereto shall agree and specify in the Certificate of Merger in accordance with applicable Law (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1.       The Certificate of Incorporation.  The certificate of incorporation of the Company shall be amended and restated in the Merger to be identical to that set forth on Annex B attached hereto (the “Charter”) and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein and in accordance with the applicable provisions of the DGCL (subject to Section 6.16).

2.2.       The Bylaws.  The bylaws of Merger Sub in effect immediately prior to the Effective Time shall, from and after the Effective Time, be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended as provided therein and in accordance with the applicable provisions of the DGCL (subject to Section 6.16).

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1.       Directors.  The parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Corporation, each to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2.       Officers.  The officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation, each to hold office until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

4.1.       Effect on Capital Stock.  At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or the sole stockholder of Merger Sub:

(a)           Merger Consideration.  Each share (a “Share” and, collectively, “Shares”) of Common Stock issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, (ii) Dissenting Shares (as defined below) and (iii) Shares held by the Company in treasury (each Share referred to in clauses (i) and (iii) above being an “Excluded Share” and, collectively, the “Excluded Shares”) shall be converted into the right to receive $40.00 in cash (the “Merger Consideration”), without interest.  At the Effective Time, all of the Shares (other than the Dissenting Shares and the Excluded Shares) shall cease to be outstanding, shall be canceled and shall cease to exist, and each certificate formerly representing any such Shares (a “Certificate”) and any such Share that is non-certificated (a “Book Entry Share”) shall thereafter cease to have any rights with respect to such Shares and shall represent only the right to receive the Merger Consideration multiplied by the number of such Shares formerly represented thereby, without interest.

(b)           Cancellation of the Excluded Shares.  Each Excluded Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

(c)           Merger Sub.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $1.00 per share, of the Surviving Corporation. From and after the Effective Time, any certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

4.2.       Payment.

(a)           Paying Agent.  On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (the “Paying Agent”), for the benefit of the Record Holders (other than Record Holders to the extent they hold the Dissenting Shares or the Excluded Shares), a cash amount in immediately available funds equal to the aggregate Merger Consideration payable in respect of all Shares other than the Dissenting Shares and the Excluded Shares (such aggregate amount as deposited with the Paying Agent, the “Exchange Fund”). As used in this Article IV, the term “Record Holder” means, with respect to any Shares, a Person who was, immediately prior to the Effective Time, the holder of record of such Shares.  If a Dissenting Stockholder effectively withdraws its demand for, or loses its, appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (i) the number of the Dissenting Shares for which the Dissenting Stockholder has withdrawn its demand for, or lost its, appraisal rights pursuant to Section 262 of the DGCL and (ii) the Merger Consideration.  The Paying Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided that Parent shall ensure that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the aggregate Merger Consideration payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation.  To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash aggregate payment of the Merger Consideration under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such aggregate payment of the Merger Consideration under Section 4.1(a). Any portion of the Merger Consideration deposited with the Paying Agent pursuant to this Section 4.2(a) in respect of Dissenting Shares shall be returned to Parent upon demand.

(b)           Payment Procedures.

(i)            Letter of Transmittal.  Promptly (and in any event, within two Business Days) after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each Record Holder of Shares (other than the Excluded Shares) represented by one or more Certificates a letter of transmittal (a “Letter of Transmittal”) specifying that delivery of Certificates shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 4.2(e)) to the Paying Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and (y) include instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 4.2(e)) in exchange for the Merger Consideration with respect to the Shares formerly represented thereby.

(ii)           Payment for Shares.  Upon delivery to the Paying Agent of a Letter of Transmittal by any Record Holder of Shares represented by Certificates (other than the Dissenting Shares or the Excluded Shares), duly completed and signed in accordance with its instructions, and surrender of the Certificates (or affidavits of loss in lieu thereof) that immediately prior to the Effective Time represented such Shares (or affidavits of loss in lieu thereof), such Record Holder shall be entitled to receive the Merger Consideration in respect of such Shares, and the Certificate so surrendered shall forthwith be canceled.  Notwithstanding anything to the contrary in this Agreement, no Record Holder of a Book Entry Share shall be required to deliver a Certificate or an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration in respect of such Shares. In lieu thereof, such Record Holder shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, the Merger Consideration in respect of each Book-Entry Share of such holder, and such Book Entry Shares shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be delivered upon compliance with the procedures described above, may be issued to the transferee if the Paying Agent receives documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or that stock transfer Taxes are not applicable. All cash paid as Merger Consideration upon the surrender of Certificates or in respect of Book Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the applicable Shares.  No interest will be paid or accrued on any amount payable as provided above.

(iii)          Special Payment Procedures for DTC.  Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that (x) if the Effective Time occurs at or prior to 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the Closing Date the Merger Consideration in respect of each Share held of record by DTC or such nominee immediately prior to the Effective Time (such aggregate cash amount, the “DTC Cash Payment”) and (y) if the Effective Time occurs after 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date the DTC Cash Payment (with cash payment being delivered in immediately available funds).

(c)           Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate or Book Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be canceled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article IV.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Record Holders of Shares for 270 days after the Effective Time shall, to the extent permitted by applicable Law, be delivered by the Paying Agent to Parent.  Any Record Holder of Shares (other than the Dissenting Shares and the Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for, and the Surviving Corporation shall remain liable for, payment of the Merger Consideration, without any interest thereon, for such Shares upon surrender of its Certificates (or affidavits of loss in lieu thereof) or Book Entry Shares.  Notwithstanding any provision of this Agreement to the contrary, neither Parent, the Surviving

Corporation nor the Paying Agent shall be liable to any Person in respect of Shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  Any amounts remaining unclaimed by such Record Holders by the earlier of (i) the fifth anniversary of the Closing Date and (ii) such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.  For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay the aggregate Merger Consideration in respect of the number of Shares formerly represented by such lost, stolen or destroyed Certificate.

(f)            Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares (other than the Excluded Shares) that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands appraisal of such Shares (the “Dissenting Shares”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Share, in accordance with Section 4.1, without interest.  The Company shall give Parent (i) prompt written notice and a copy of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company stockholders’ rights of appraisal and (ii) at Parent’s expense, the opportunity to participate in all communications, negotiations and proceedings with respect to demands for appraisal by Company stockholders under the DGCL, so long as Parent does not create any obligations of the Company that would be effective prior to the Effective Time.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle, settle any such demands, approve any withdrawal of any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL or agree to do any of the foregoing.

4.3.       Equity Awards.

(a)           Options.  Except as may otherwise be agreed by Parent and the holder of an option to purchase Shares under the Company Stock Plans or otherwise (each, an “Option”), on the Closing Date, each Option that is then outstanding, whether or not exercisable or vested, shall be canceled and the Company or the Surviving Corporation shall pay each holder of any such Option, in full satisfaction of the rights of such holder with respect thereto, on the Closing Date or as soon as administratively practicable thereafter (but in any event no later than the date that is 20 Business Days following the Effective Time) for each such Option canceled an amount in cash, without interest, determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price of such Option by (ii) the number of Shares such holder could have purchased (assuming full vesting of all Options) had such holder exercised such Option in full on the Closing Date; provided that if the exercise price per share of any such Option is equal to or greater than the per share Merger Consideration, such Option shall be canceled without any cash payment being made in respect thereof.  For the avoidance of doubt, except as may otherwise be agreed by Parent and the holder of an Option, Parent shall not assume any Options in connection with the Merger.

(b)           RSUs.

(i)            Vested RSUs.  Except as may otherwise be agreed by Parent and the holder of a Vested RSU, on the Closing Date, each Vested RSU shall be canceled, and the Company or the Surviving Corporation shall pay each holder of any such Vested RSU, in full satisfaction of the rights of such holder with respect thereto, on the Closing Date or as soon as administratively practicable thereafter (but in any event no later than the date that is 20 Business Days following the Effective Time) for each such Vested RSU an amount in cash, without interest, determined by multiplying (A) the Merger Consideration by (B) the number of shares of Common Stock covered by such Vested RSU.  For the avoidance of doubt, except as may otherwise be agreed by Parent and the holder of a Vested RSU, Parent shall not assume any Vested RSU in connection with the Merger.

(ii)           Rollover RSUs.  Except as may otherwise be agreed by Parent and the holder of a Rollover RSU, at the Effective Time, each Rollover RSU shall automatically be converted into a right to receive an amount in cash, without interest, determined by multiplying (A) the Merger Consideration by (B) the number of shares of Common Stock covered by such Rollover RSU (each, a “Converted RSU Cash Award”).  Each portion of any Converted RSU Cash Award will, subject to the holder’s continued employment with the Parent and its Affiliates (including the Company and its Subsidiaries) through the applicable vesting dates, vest and be paid to the holder of such Converted RSU Cash Award (A) with respect to Rollover RSUs that were otherwise scheduled to vest in June, 2016, in December, 2015, (B) with respect to Rollover RSUs that were otherwise scheduled to vest in June, 2017, in September, 2016 and (C) with respect to Rollover RSUs that were otherwise scheduled to vest after June, 2015 and on any other date than those listed in clauses (A) and (B) of this Section 4.3(b)(ii), on the date that is six months prior to the date that the applicable Rollover RSUs were otherwise scheduled to vest, and the Converted RSU Cash Awards will otherwise retain the same terms and conditions (including, in the event of certain terminations of employment, accelerated vesting and payment) as contained in the original Rollover RSU (but taking into account any changes to such Rollover RSUs that are necessary to reflect the provisions of this Section 4.3(b)(ii)).  For the avoidance of doubt, Parent shall assume the Rollover RSUs as Converted RSU Cash Awards in connection with the Merger subject to the terms and conditions set forth in the immediately preceding sentence.

(c)           PSUs.  Except as may otherwise be agreed by Parent and the holder of a PSU, on the Closing Date, each PSU that is then outstanding shall vest or be forfeited, as applicable, to the extent it would vest (disregarding any required service period following the achievement of the applicable performance goals for the purposes of the Supplemental PSUs) or be forfeited under the terms of the applicable award agreement as if (i) the Merger Consideration was the “final average share price” or the “average share price” (as applicable) and (ii) the Closing Date was the “vesting date” (as such terms are defined under the applicable award agreement).  For the avoidance of doubt, to the extent that the “average share price” performance goal under the terms of the applicable award agreement is achieved for Supplemental PSUs, such Supplemental PSUs shall be vested PSUs as of the Closing Date and be canceled and paid out in accordance with the next sentence.  Each such vested PSU shall be canceled, and the Company or the Surviving Corporation shall pay each holder of any such vested PSU, in full satisfaction of the rights of such holder with respect thereto on the Closing Date or as soon as administratively practicable thereafter (but in any event no later than the date that is 20 Business Days following the Effective Time) for each such vested PSU an amount in cash, without interest, determined by multiplying (i) the Merger Consideration by (ii) the number of shares of Common Stock covered by such vested PSU.  For the avoidance of doubt, except as may otherwise be agreed by Parent and the holder of a PSU, Parent shall not assume any PSU in connection with the Merger and each PSU with respect to which the applicable performance goal is not satisfied under the terms of the applicable award agreement shall be canceled as of the Effective Time for no consideration.

(d)           The Company or the Surviving Corporation shall pay through its payroll system, to each holder of an Option, a Vested RSU or a PSU, the cash payments subject to and in accordance with this Section 4.3.

(e)           On or prior to the Closing Date, the Company, the Company Board or the compensation committee of the Company Board (or another committee duly authorized by the Company Board for such purpose), as applicable, shall adopt any resolutions and take such other actions as may be necessary to implement the provisions of this Section 4.3 and the provisions of Section 6.9(e) of this Agreement, provided that such resolutions or actions shall in no event limit the ability or right (i) of Parent and any individual holder of an Option, Vested RSU, Rollover RSU or PSU to agree to treat any such applicable award otherwise than as provided in this Section 4.3 or (ii) of Parent and any Covered Individual (as defined below) to agree to terms different than those set forth in Section 6.9(e) of this Agreement.

(f)            For purposes of this Agreement, the following terms shall have the following meanings:

(i)            “Company Stock Plans” means (x) the International Rectifier Corporation 2011 Performance Incentive Plan, (y) the International Rectifier Corporation 2000 Incentive Plan and (z) the International Rectifier Corporation 1997 Employee Stock Incentive Plan.

(ii)           “PSU” means each performance-based vesting restricted stock unit award granted (including each Supplemental PSU) pursuant to the Company Stock Plans or otherwise.

(iii)          “Rollover RSU” means each RSU outstanding immediately prior to the Effective Time that is not a Vested RSU.

(iv)          “RSU” means each time-based vesting restricted stock unit award granted pursuant to the Company Stock Plans or otherwise.

(v)           “Supplemental PSU” means each PSU granted pursuant to a “Supplemental Performance Stock Unit Award Agreement.”

(vi)          “Vested RSU” means each RSU outstanding immediately prior to the Effective Time that (i) is held by a non-employee member of the Company Board or by an individual whose name is set forth on Section 4.3(b)(i) of the Company Disclosure Schedule, (ii) has vested pursuant to its terms prior to the Effective Time, (iii) is scheduled to vest pursuant to its terms at any time prior to or during June, 2015 (and, for the avoidance of doubt, not taking into account any accelerated vesting in connection with a termination of employment or service) or (iv) that the Company is required to vest upon the Closing pursuant to the terms of the applicable Company Stock Plan or award agreement governing such RSU.

4.4.       Company ESPP.  The Company, the Company Board or the compensation committee of the Company Board (or another committee duly authorized by the Company Board for such purpose), as applicable, shall take all actions necessary to (a) cause the Company ESPP (as defined below) not to commence an offering period to purchase Shares that would otherwise begin on or after the date of this Agreement or to accept payroll deductions to be used to purchase Shares under the Company ESPP, and (b) cause the Company ESPP to terminate prior to the time that an offering period to purchase Shares would otherwise begin.

4.5.       Adjustments to Prevent Dilution.  If between the date of this Agreement and the Effective Time the outstanding Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, rights offering, split, combination or exchange of shares, the Merger Consideration correspondingly shall be adjusted to the extent warranted to reflect such stock dividend, subdivision, reclassification, recapitalization, rights offering, split, combination or exchange of shares.

4.6.       Withholding Rights.  Each of Parent, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder or any other applicable state, local or non-U.S. Tax Law and shall timely remit any amounts so withheld to the applicable Governmental Entity.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Entity by Parent, the Company, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled to the payment in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

ARTICLE V

Representations and Warranties

5.1.       Representations and Warranties of the Company.  Except (a) as set forth in the Company Reports or in the Draft 10-K (both as defined in Section 5.1(e)), but excluding any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other forward-looking or precautionary statements of risk) filed with the Securities and Exchange Commission (the “SEC”) on or after July 1, 2012 (the “Applicable Date”) and prior to the date of this Agreement (other than any matters required to be disclosed for purposes of Section 5.1(a), Section 5.1(b) or Section 5.1(r), which matters shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Schedule) or (b) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, other than any matters required to be disclosed for purposes of Sections 5.1(b)(i), 5.1(b)(iii) or 5.1(f), which matters shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Schedule), the Company hereby represents and warrants to Parent and Merger Sub that:

(a)           Organization, Good Standing and Qualification; Subsidiaries.

(i)            (A) The Company is a legal entity, duly organized, validly existing and in good standing under the Laws of the State of Delaware, (B) each of the Company’s Subsidiaries is a legal entity, duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (C) the Company and each of its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clauses (B) and (C), where any such failure to be so organized, qualified, in good standing or to have such power or authority, individually or in the aggregate, has not had, and is not reasonably likely to have a Company Material Adverse Effect (as defined below).

(ii)           The Company has made available to Parent complete and correct copies of the certificate of incorporation and bylaws (or similar organizational documents) of the Company and each of its Significant Subsidiaries, in each case, as amended to the date of this Agreement, and each as so made available is in full force and effect.

As used in this Agreement, the term (i) “Subsidiary” means, when used with respect to any Person, any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power (or, in the case of a partnership, 50% or more of the general partnership interests) are, as of such date, owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person, it being agreed and understood that, notwithstanding the foregoing, Xi’an IR-Peri Company Ltd shall not be deemed a Subsidiary of the Company or any of its Subsidiaries; (ii) “Significant Subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (iii) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person, and for purposes of this definition, the term “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and (iv) “Company Material Adverse Effect” means a fact, circumstance, change, event, occurrence, development or effect that (A) prevents the Company from consummating the Merger or (B) has a material adverse effect on the financial condition, business, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no fact, circumstance, change, event, occurrence, development or effect of, or arising out of, resulting from, or attributable to, any of the following, shall constitute a “Company Material Adverse Effect” or be taken into account in determining whether a “Company Material Adverse Effect” has occurred under clause (iv)(B):

(x)           any facts, circumstances, changes, events, occurrences, developments or effects generally affecting (A) the semiconductor device industry generally or (B) the economy, credit, financial or securities markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or any changes therein, or

(y)           any facts, circumstances, changes, events, occurrences, developments or effects arising out of, resulting from or attributable to (A) changes in Law, in applicable regulations of any Governmental Entity or in GAAP or in applicable accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions (including, without limitation, embargoes); (B) the execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by the Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, consultants or regulators; (C) acts of war (whether or not declared), sabotage or terrorism, military actions or any escalation or worsening of any such acts of war (whether or not declared), sabotage, terrorism or military actions or other similar force majeure events; (D) pandemics, earthquakes, hurricanes, floods, tornados or other natural disasters; (E) any action taken by the Company or its Subsidiaries that is required by this Agreement or taken at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is expressly prohibited by this Agreement; (F) any failure, in and of itself, to meet any internal or public projections, budgets, forecasts or estimates of revenue, earnings, cash flow or cash position; (G) any decline, in and of itself, in the market price or trading volume of the Common Stock; (H) any change or prospective change, in and of itself, in credit ratings and in any analyst recommendations or ratings with respect to the Company or any of its Subsidiaries; (I) the identity of Parent, Merger Sub or their respective Affiliates; or (J) any litigation relating to this Agreement or the transactions contemplated by this Agreement;

provided, further, however, that (I) any fact, circumstance, change, event, occurrence, development set forth in clause (x)(A), (x)(B), (y)(A), (y)(C) or (y)(D) above may be taken into account in determining whether there has been Company Material Adverse Effect to the extent such change, event, occurrence, development or effect has had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate and (II) the exceptions in clauses (y)(F), (y)(G) or (y)(H) above shall not prevent or otherwise affect a determination that the underlying cause of any failure or change referred to therein (if not otherwise falling within any of the exceptions provided by clause (x) or clauses (y)(A) through (I) above) has had a Company Material Adverse Effect.

(b)           Capital Structure.

(i)            The authorized capital stock of the Company consists of (A) 330,000,000 Shares and (B) 1,000,000 shares of preferred stock, par value $1.00 per share (the “Preferred Stock”).  As of the close of business on August 15, 2014 (the “Measurement Date”), (I) 71,537,194 Shares (excluding treasury shares) were outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights; (II) no shares of Preferred Stock were outstanding; (III) 6,672,216 Shares were held by the Company in its treasury; (IV) 260,708 Shares were subject to issuance upon the exercise of Options then outstanding under the Company Stock Plans or otherwise; (V) 2,136,726 Shares were subject to issuance upon the vesting of RSUs then outstanding under the Company Stock Plans or otherwise; and (VI) 1,660,586 Shares were subject to issuance upon the vesting of PSUs then outstanding under the Company Stock Plans or otherwise.  Other than 4,309,021 Shares reserved for issuance under the Company Stock Plans not including the Shares subject to issuance as set forth in clauses (IV), (V) and (VI) of the preceding sentence and

755,542 Shares reserved for issuance under the 1984 Employee Stock Participation Plan (the “Company ESPP”), the Company has no Shares reserved for future issuance.  Section 5.1(b)(i) of the Company Disclosure Schedule contains a correct and complete list, as of the Measurement Date, of RSUs, PSUs and Options issued under the Company Stock Plans or otherwise, including the applicable Company Stock Plan pursuant to which such award was issued, holder, type of award, date of grant, exercise price, number of Shares and vesting and performance conditions. Except as set forth above, as of the Measurement Date, (x) the Company does not have any Shares issued or outstanding and (y) there are no preemptive or other outstanding rights, options, warrants, convertible or exchangeable securities, conversion or exchange rights, stock appreciation rights, phantom stock, restricted or performance stock units, redemption rights, repurchase rights, subscriptions or other agreements, arrangements, calls or commitments of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, dispose of, redeem, repurchase, acquire or sell, or make payments based on the value of, any Shares or other equity securities or equity interests of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire any of the foregoing, including any Shares or other equity securities or equity interests of the Company (collectively, in the case of this clause (y), “Contingent Company Equity”).  From the Measurement Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any Contingent Company Equity or any Shares, other than upon exercise, vesting or settlement of Options, RSU or PSUs outstanding under the Company Stock Plans in accordance with their existing terms.

(ii)           Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares (or a nominal amount of shares held pursuant to similar requirements in various jurisdictions), owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim, option to purchase or otherwise acquire any interest or other encumbrance of any kind or nature whatsoever (each, a “Lien”) except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable Laws. Except as set forth above and except as held by the Company or any of its Subsidiaries, there are no preemptive or other outstanding rights, options, warrants, convertible or exchangeable securities, conversion or exchange rights, stock appreciation rights, phantom stock, restricted or performance stock units, redemption rights, repurchase rights, subscriptions or other agreements, arrangements, calls or commitments of any kind that obligate the Company or any of its Subsidiaries to issue, transfer, dispose of, redeem, repurchase, acquire or sell, or make payments based on the value of, any Shares or other equity securities or equity interests of any of the Subsidiaries of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire any of the foregoing, including any equity securities or equity interests of any Subsidiary of the Company.

(iii)          Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.  There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of the Company or any of its Subsidiaries, except in each case for such agreements and arrangements between Subsidiaries of the Company and the Company and other Subsidiaries of the Company or with respect to directors’ qualifying shares (or a nominal amount of shares held pursuant to similar requirements in various jurisdictions).

(iv)          No Subsidiary of the Company owns any shares of capital stock or other equity securities of the Company.  Neither the Company nor any of its Subsidiaries owns any material equity interest in, any Person (other than Subsidiaries of the Company) or has agreed, committed or undertaken to provide a material amount of funds (other than ordinary course accounts payable) to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person (other than Subsidiaries of the Company).

(v)           As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any Indebtedness (other than Indebtedness owed by any direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company).  For purposes of this Agreement, “Indebtedness” means all obligations of a Person (A) for borrowed money, (B) evidenced by bonds, debentures, notes or similar instruments for the payment of which a Person is responsible or liable, (C) in respect of capital leases as defined by GAAP and (D) guaranteeing any obligations of any other Person of the type described in the foregoing.

(vi)          Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, each outstanding Option (A) was granted with an exercise price equal to or greater than the fair market value of the underlying shares of capital stock or other equity securities on the date of grant in compliance with Section 409A of the Code, (B) has not had its exercise date or grant date delayed or “back-dated,” (C) has been issued in compliance with the terms of the applicable Company Stock Plan under which it was granted and all applicable Laws, and (D) has been properly accounted for in accordance with GAAP.

(c)           Corporate Authority and Approval.

(i)            The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and consummate the Merger and the other transactions contemplated hereby, subject only to adoption of this Agreement by the holders of a majority of the outstanding shares of Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”) and to perform its obligations hereunder and to consummate the Merger.  This Agreement has been duly executed and delivered by the Company and, assuming the authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii)           The Company Board, at a duly held meeting by a unanimous vote of all directors has (A) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, (B) approved this Agreement, the Merger and the other transactions contemplated hereby and (C) resolved, subject to Section 6.2, to recommend the adoption and approval of this Agreement to the holders of Common Stock (such recommendation, the “Company Recommendation”).  The Company Board has directed that this Agreement be submitted to the holders of Common Stock for their adoption and approval at the Stockholders Meeting. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 5.2(i) are true and correct, the only vote of the stockholders of the Company required to adopt this Agreement and approve and consummate the Merger and transactions contemplated hereby is the Requisite Company Vote, and the Company Board has taken all necessary actions so that any restrictions in Takeover Statutes are not applicable to the Company, Parent, Merger Sub or this Agreement, the Merger or the other transactions contemplated hereby.

(d)           No Conflict; Required Filings and Consents.

(i)            The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not: (A) conflict with or violate the certificate of incorporation or bylaws of the Company;  (B) assuming all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (G) of Section 5.1(d)(ii) have been obtained, and all filings described in such clauses have been made, conflict with, result in any breach or violation of, or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any breach or violation of, a termination or right of termination, acceleration or other alteration in the rights under, any Lease or Material Contract; or (C) assuming all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (G) of Section 5.1(d)(ii) have been obtained, and all filings described in such clauses have been made, violate any Law to which the Company or any of its Subsidiaries or any of their respective properties or assets is subject except, in the case of clauses (B) and (C) above, for any such conflict, breach, violation, default, termination, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect (provided, that clause (y)(B) of the definition of Company Material Adverse Effect shall be disregarded for purposes of this Section 5.1(d)(i)).

(ii)           The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger by the Company do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any domestic, foreign or supranational governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”) on the part of the Company or any of its Subsidiaries except for: (A) the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, including the filing of the Proxy Statement; (B) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations promulgated thereunder; (C) the applicable requirements of the New York Stock Exchange (the “NYSE”); (D) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; (E) the applicable requirements of antitrust, competition or other similar Laws, rules, regulations and judicial doctrines of jurisdictions other than the United States (collectively, “Foreign Antitrust Laws”); (F) any notices or filings to the Committee on Foreign Investment in the United States (“CFIUS”) and the U.S. Department of State, Directorate of Defense Trade Controls under the International Traffic in Arms Regulations; and (G) any consent, approval, authorization, declaration, permit, action, filing or notification not referred to above, the failure of which to make or obtain, would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(e)           Company Reports; Financial Statements.

(i)            The Company has filed with, or furnished to, on a timely basis, all forms, statements, certifications, reports and documents required to be filed by it with, or furnished to, the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company Reports”). Each of the Company Reports and the draft of the Company’s Annual Report on Form 10-K for its fiscal year ended June 29, 2014 (which draft is attached to Section 5.1(e)(i) of the Company Disclosure Schedule, as so attached, the “Draft 10-K”), at the time of its filing (or, if amended prior to the date of this Agreement, as of the date of such amendment) complied or, if not yet filed, will comply in all material respects in form and content with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any rules and regulations promulgated thereunder applicable to the Company Reports.  As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports and the Draft 10-K did not, and any Company Reports filed with the SEC on or subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the

Company Reports and, to the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.  None of the Company’s Subsidiaries is required to file or furnish with or to the SEC any periodic or current reports pursuant to Section 13 or 15(d) of the Exchange Act.

(ii)           The Company maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 or 15d-15 under the Exchange Act.  The Company’s management has conducted an assessment of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended June 29, 2014, and, based on such assessment, the Company’s management (i) determined that the Company’s internal control over financial reporting, as of June 29, 2014, was effective and (ii) did not identify any fraud, or alleged fraud that resulted in an internal investigation, that involves management or other employees who have a significant role in such controls.  The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge (as defined below) of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(iii)          Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed on or after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of its date and each of the consolidated statements of operations and consolidated statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of Company Reports filed on or after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated results of operations, consolidated cash flows and changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments) and, in each case, have been prepared in accordance with (A) U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved (except, in the case of the unaudited statements, as permitted by the SEC) and (B) the published rules and regulations of the SEC with respect thereto (except, in the case of the unaudited statements, as permitted by the SEC), in all material respects.

(iv)          The Company’s Annual Report on Form 10-K for the year ended June 29, 2014, when filed with the SEC, will not contain any changes (other than changes that are both de minimis in the aggregate and unrelated to any numbers regarding financial information) from the Draft 10-K.

(f)            Absence of Certain Changes.  Since June 29, 2014 through the date of this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course.  Since June 29, 2014, there has not been any fact, circumstance, change, event, development, occurrence or effect that, taken together with all other facts, circumstances, changes, events, developments, occurrences or effects, has had, or would reasonably be expected to have, a Company Material Adverse Effect.  Since June 29, 2014 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of the covenants set forth in clauses (ii) (relating to mergers and consolidations), (iii) (relating to certain acquisitions), (iv) (relating to certain capital contributions and investments), (vi) (relating to asset sales), (ix) (relating to dividends), (x) (relating to equity redemptions), (xi) (relating to accounting methods), (xvii) (relating to certain Intellectual Property transactions) or (xix) (relating to liquidations) of Section 6.1.

(g)           Litigation; Liabilities.

(i)            There are no (A) civil, criminal or administrative actions, suits, claims, hearings, investigations (to the Knowledge of the Company), arbitrations or other proceedings (collectively, “Proceedings”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or (B) settlements to which the Company or any of the Company’s Subsidiaries is a party or by which any of their assets are bound, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  None of the Company or any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii)           Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, other than liabilities and obligations (A) set forth or reflected or reserved against in the Company’s consolidated balance sheet as of June 29, 2014, including the notes thereto, included in the Company Reports, (B) incurred in the ordinary course of business since June 29, 2014, (C) incurred as permitted or contemplated by this Agreement or in connection with the Merger, or (D) that would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.  There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act) that have not been so described in the Company Reports.

(iii)          The term “Knowledge” when used in this Agreement with respect to the Company, shall mean the actual knowledge of those persons set forth in Section 5.1(g)(iii) of the Company Disclosure Schedule.

(h)           Employee Benefits.

(i)            Section 5.1(h)(i) of the Company Disclosure Schedule sets forth a true and complete list of each material Benefit Plan (other than a Benefit Plan with respect to Company Employees working outside of the United States covering fewer than 70 employees) and identifies such Benefit Plan as either an U.S. Benefit Plan or a Non-U.S. Benefit Plans (as such terms are defined herein). For purposes of this agreement, “Benefit Plan” shall mean each benefit and compensation plan, contract, policy, program, practice, arrangement or agreement covering current or former employees of the Company Group (“Company Employees”) or any beneficiaries or dependents of any Company Employee and under or with respect to which the Company Group has any material liability including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company Group is the owner, the beneficiary, or both), employee loan, educational assistance, fringe benefit, deferred compensation, retirement or post-retirement, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus, and employment, consulting or other individual agreements, plans, practices, policies, contracts, programs, and arrangements, other than benefit plans or programs that are mandatory under applicable Law and maintained by a Governmental Entity (such as social security or similar benefits or statutory termination benefits) or standard employee offer letters with respect to Company Employees working outside of the United States where such employee offer letters are required (collectively, the “Benefit Plans”).  “Non-U.S. Benefit Plan” means each Benefit Plan that is subject to the Laws of a jurisdiction outside of the United States, maintained outside of the United States primarily for the benefit of Company Employees working outside of the United States and, in each case that is not subject to ERISA or the Code.  True and complete copies of, or summary descriptions of (i) all Benefit Plans listed in Section 5.1(h)(i) of the Company Disclosure Schedule, and (ii) in respect of such Benefit Plans, any amendments (including any proposed or approved amendments), trust agreements or other funding instruments currently in effect, the most recent IRS determination letter, the summary plan description, the two most recent Forms 5500 and the two most recent audited financial statements have been made available to Parent. “Company Group” means the Company and any Subsidiary of the Company.

(ii)           Each Benefit Plan, other than Non-U.S. Benefit Plans, (collectively, “U.S. Benefit Plans”) is in and, since January 1, 2010, has been maintained in compliance with its terms and with ERISA, the Code and other applicable Laws, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.  Each U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code, has received a currently-effective favorable determination letter from the Internal Revenue Service (the “IRS”) or has applied to the IRS for such favorable determination letter under Section 401(b) of the Code within the applicable remedial amendment period, and the Company is not aware of any circumstances that could not be corrected without material liability or that would reasonably be expected to result in the loss of the qualification of such U.S. Benefit Plan under Section 401(a) of the Code.

(iii)          Neither the Company nor any member of the Company Group maintain, contribute to or has any liability or potential liability under or with respect to (i)  any “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA, (ii)  any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, Code); or (iii) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(iv)          As of the date hereof, there is no pending or, to the Knowledge of the Company, threatened lawsuits, grievances, arbitration, actions, claims, charges, investigations, hearings or other proceedings (including any administrative hearings, investigations, charges, claims, actions or proceedings), relating to any Benefit Plan, other than routine claims for benefits that would not, individually or in the aggregate, result in or reasonably be expected to result in a Company Material Adverse Effect.  Except as set forth in Section 5.1(h)(iv) of the Company Disclosure Schedule, none of the Company Group has any obligations to provide welfare benefits (including death or medical benefits) with respect to any former or current Company Employee beyond the termination of such Company Employee’s service with the Company Group.

(v)           Except as set forth in Section 5.1(h)(v) of the Company Disclosure Schedule or as contemplated by this Agreement, the execution of this Agreement, the approval and adoption of this Agreement and the Merger by the stockholders of the Company or the consummation of the transactions contemplated hereby (whether alone or in connection with any subsequent event(s)) will not (x) result in any payment becoming due, or increase the amount of compensation or benefits due, to any Company Employee or any current or former director of the Company or any of its Subsidiaries, (y) increase any compensation benefits otherwise payable under any Benefit Plan or result in any breach or violation of or default under, or limit the Company’s right to amend, modify or terminate, any Benefit Plan or (z) result in the acceleration of the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits.

(vi)          Except as set forth in Section 5.1(h)(vi) of the Company Disclosure Schedule, no amounts payable under the Benefit Plans will fail to be deductible for federal income tax purposes by virtue of section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.  Section 5.1(h)(vi) of the Company Disclosure Schedule sets forth a list of each Company Employee with respect to whom the Company or any of its Subsidiaries has an indemnity obligation for any taxes imposed under Section 4999 or 409A of the Code (each such Company Employee, a “Potential Gross-Up Recipient” and each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Treasury Regulation Section 1.409A-1(a)(i)) in which a Potential Gross-Up Recipient participates or is a “service provider” (within the meaning of Treasury Regulation Section 1.409A-1(f)), a “Covered NQDC Plan”).  With respect to each Potential Gross-Up Recipient, each Covered NQDC Plan (i) was operated in compliance with Section 409A of the Code between January 1, 2005 and December 31, 2008, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code or (B) guidance issued by the IRS thereunder (including IRS Notice 2005-1), to the extent applicable and effective (clauses (A) and (B), together, the “409A Authorities”), (ii) has been operated in compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009 and (iii) has been in documentary compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009, except in the case of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, have or reasonably be expected result in material liability to the Company or any of its Subsidiaries.

(vii)         With respect to each Non-U.S. Benefit Plan, except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect:  (i) each Non-U.S. Benefit Plan is in and at all times has been in compliance with the applicable provisions of Law and regulations, including such laws and regulations regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction in which each such Non-U.S. Benefit Plan is maintained, to the extent those Laws are applicable to such Non-U.S. Benefit Plan and if intended to qualify for special tax treatment, satisfies all requirements for such treatment; (ii) each Non-U.S. Benefit Plan has been administered, maintained and funded at all times and in accordance with its terms and the terms of any collective bargaining agreement; and(iii) all liabilities with respect to each Non-U.S. Benefit Plan have been funded in accordance with the terms of such Non-U.S. Benefit Plan and applicable Law.

(i)            Labor Matters. (i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or similar Contract (each a “Collective Bargaining Agreement”) with a labor union or labor organization (each a “Union” and collectively “Unions”) applicable to any employees of the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries the subject of any material proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any Union, (ii) there is no pending or, to the Knowledge of the Company, threatened, labor strike, dispute, walk-out, work stoppage or lockout involving the Company or any of its Subsidiaries and (iii) the Company and each of its Subsidiaries is in compliance with all applicable Laws with respect to labor relations, employment and employment practices, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, pay equity and workers’ compensation, except in the case of clauses (i), (ii) or (iii) as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(j)            Compliance.

(i)            The Company and its Subsidiaries have, since the Applicable Date, complied and currently are in compliance with all applicable federal, state, local, foreign or supranational laws, statutes, rules, regulations, orders and judgments (collectively, “Laws”), except for violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except those the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.  All Licenses are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such License and none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such License, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(ii)           Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, none of the Company or its Subsidiaries have, since July 1, 2010, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption law of any jurisdiction (collectively, “Anti-Corruption Laws”) or any rules or regulations promulgated thereunder, and the Company and its Subsidiaries: (A) make and keep books, records, and accounts that fairly reflect transactions and the distribution of the Company’s and the Subsidiaries’ assets, and (B) maintain a system of internal accounting controls sufficient to provide reasonable assurances that transactions are taken in accordance with management’s directives and are properly recorded, in each case, in accordance with all applicable Anti-Corruption Laws.

(iii)          Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and have at all times since July 1, 2010, been in compliance with all U.S. and non-U.S. Laws relating to imports, exports and anti-boycott measures (including those laws and regulations administered by the U.S. Departments of Commerce; Homeland Security, and State). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are and have at all times since July 1, 2010 been in compliance with all U.S. and non-U.S. economic sanctions Laws (including the economic sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control).

(iv)          Neither the Company, nor any of its Subsidiaries, nor any officers, or directors nor, to the Knowledge of the Company, employees of the Company or its Subsidiaries nor any agents or other Persons acting for or on behalf of the Company or any of its Subsidiaries, has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of any U.S. Governmental Entity as Persons with whom U.S. Persons cannot trade, including the list of Specially Designated Nationals and Blocked Persons.

(v)           As of the date of this Agreement, neither the Company nor any of its Subsidiaries hold or require any facility security clearance from any U.S. Governmental Entity to conduct business.

(k)           Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.2(i), no “fair price”, “moratorium”, “control share acquisition”, “interested shareholder”, “affiliate transaction”, “business combination” or other similar antitakeover statute or regulation, including Section 203 of the DGCL (collectively, “Takeover Statutes”) is applicable to the Merger or the other transactions contemplated hereby.  The Company has no “rights plan,” “poison pill” or similar agreement or plan in effect.

(l)            Environmental Matters.  Except for such matters that, individually or in the aggregate, have not had and would not be reasonably expected to have a Company Material Adverse Effect:

(i)            The Company and its Subsidiaries are and since the Applicable Date have been in compliance with applicable Environmental Laws.

(ii)           The Company and its Subsidiaries possess and since the Applicable Date have been in compliance with all permits, licenses, registrations, authorizations and approvals required under applicable Environmental Laws (hereinafter “Environmental Permits”) for the current operation of their respective businesses.

(iii)          There are no pending nor, to the Knowledge of the Company or any of its Subsidiaries, threatened written claims, notices of violation, notices of liability, orders, decrees or judgments under Environmental Law against the Company or any of its Subsidiaries.

(iv)          Neither the Company nor any Subsidiary has disposed of or released (or, to the Knowledge of the Company exposed any Person to) any Hazardous Substances at any real property currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company or any of its Subsidiaries, in violation of or that has given rise to or would reasonably be expected to give rise to liability under Environmental Laws, except for such disposal, release or exposure that has been remedied, settled or otherwise resolved.

(v)           Neither the Company nor any Subsidiary has assumed by contract or provided a contractual indemnity with respect to any liability of any other Person under Environmental Laws.

(vi)          Notwithstanding any other representation or warranty in Article V of this Agreement, the representations and warranties contained in Sections 5.1(e), 5.1(f), 5.1(g) and this Section 5.1(l) constitute the sole representations and warranties of the Company relating to any Environmental Law or Hazardous Substance.

As used herein, the term “Environmental Law” means any applicable Law concerning (A) pollution or protection of the environment, or (B) health or safety (as it relates to management of or exposure to Hazardous Substances), in each case as amended and in effect on or prior to the Closing Date.

As used herein, the term “Hazardous Substance” means any substance, pollutant, contaminant, material, or waste, or combination thereof, whether solid, liquid, or gaseous in nature, presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including petroleum and any derivative or by-products thereof.

(m)          Taxes.

(i)            The Company and each of its Subsidiaries (A) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are correct, complete and accurate, except in each case where such failures to so file Tax Returns, or the failure of such filed Tax Returns to be correct, complete and accurate would not, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect; and (B) have timely paid all Taxes that are due and payable or withheld and remitted to the appropriate Governmental Entity all Taxes that the Company or any of its Subsidiaries are obligated to withhold, except (x) where such failure to so pay, withhold or remit would not, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect or (y) to the extent that such Taxes are being contested in good faith and a reserve for such Taxes has been established on the financial statements included in the Company Reports in accordance with GAAP.

(ii)           As of the date hereof, there are not pending or threatened in writing any audits (or other similar proceedings initiated by a Governmental Entity) in respect of Taxes imposed on the Company or any Subsidiary, which, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect. No deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which has not been fully paid or otherwise settled or is not otherwise being contested in good faith by appropriate proceedings, except as would not, individually or in the aggregate, have or would reasonably be expected to have, a Company Material Adverse Effect.

(iii)          Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, neither the

Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, local or non-U.S. law), as a transferee or successor, by Contract or otherwise.  Neither the Company nor any of its Subsidiaries (x) has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof or (y) has participated (within the meaning of Treasury Regulation Section 1.6011-4(c)(3)(i)(A)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(iv)          Notwithstanding any other representation or warranty in Article V of this Agreement, the representations and warranties contained in Section 5.1(e), Section 5.1(g)(ii), Section 5.1(h) and this Section 5.1(m) constitute the sole representations and warranties of the Company relating to any Tax, Tax Return or Tax matter.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, ad valorem, property, withholding, excise, production, value added, transfer, license, estimated, occupancy or other tax, assessment, levy or other governmental charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, imposed by any Governmental Entity, and (B) the term “Tax Return” means any return, report or similar statement required to be filed with a Governmental Entity with respect to Taxes, including any attachments thereto and any amendments thereof.

(n)           Intellectual Property.

(i)            Section 5.1(n)(i) of the Company Disclosure Schedule sets forth a list, based on the Company’s docketing system as of the date set forth in Section 5.1(n)(i) of the Company Disclosure Schedule, of all Patents, Patent applications, registered Trademarks, applications to register Trademarks, registered Copyrights and applications to register Copyrights, and registered domain names, in each case that are owned by the Company or a Subsidiary (collectively, the “Registered Intellectual Property”) and specifies for each, as applicable, the filing or registration number, title, jurisdiction, date of filing or issuance and the registered owner(s) (including any joint owner).  To the Knowledge of the Company, each item of Registered Intellectual Property is valid and enforceable, and is subsisting, and the Company Intellectual Property is not, to the Knowledge of the Company, being, and has not been since July 1, 2011, misappropriated, infringed or otherwise violated by any third party in a manner that has had or would reasonably be expected to have a Company Material Adverse Effect.  All assignments of Registered Intellectual Property have been properly obtained, executed and recorded (including any assignments from any assignee, author or inventor), except where the failure to properly obtain, execute and record an assignment would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(ii)           To the Knowledge of the Company, the Company and its Subsidiaries solely own, or have a valid right to use pursuant to a written license all material Intellectual Property used or held for use, or that is necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted, free and clear of all Liens (other than non-exclusive licenses entered into in the ordinary course of business and Liens which do not, individually or in the aggregate, materially detract from the value or materially interfere with any present use of such property or assets), including all Registered Intellectual Property (collectively, “Company Intellectual Property”).

(iii)          To the Knowledge of the Company, no material claims, actions or other proceedings are pending or, to the Knowledge of the Company, are threatened in writing, and none have been asserted since July 1, 2011, by any Person (A) alleging that the Company or any of its Subsidiaries is or has been misappropriating, infringing or otherwise violating the rights of any Person with regard to any Intellectual Property, or (B) contesting the validity, enforceability, use, patentability or ownership of any material Company Intellectual Property owned by the Company and its Subsidiaries (including any demands to license any Intellectual Property from any other Person).  Except as would not be material to the Company or any of its Subsidiaries, individually or in the aggregate, no Company Intellectual Property owned by the Company and its Subsidiaries is subject to any outstanding consent, settlement, judgment or other Order restricting the use, ownership or disposition thereof.

(iv)          Except as would not be material to the Company or any of its Subsidiaries, individually or in the aggregate, to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries since July 1, 2011, including as currently conducted, has not misappropriated, infringed or otherwise violated the Intellectual Property of any other Person.  Parent and Merger Sub acknowledge that the representations and warranties set forth in Section 5.1(j)(i), the second sentence of Section 5.1(n)(i), the first sentence of Section 5.1(n)(iii) and this Section 5.1(n)(iv) are the only representations and warranties Company makes in this Agreement with respect to infringement, misappropriation or other violation of Intellectual Property.

(v)           The Company and/or its Subsidiaries take and since the Applicable Date have taken commercially reasonable actions to maintain the secrecy and value of any material Trade Secrets owned by the Company or its Subsidiaries and to maintain, protect and enforce the other Company Intellectual Property owned by the Company and its Subsidiaries and material to the operation of their businesses.  To the Knowledge of the Company, all current and former employees, consultants and independent contractors (but solely to the extent such employees, consultants and independent contractors were hired or engaged on or after July 1, 2011) of the Company and its Subsidiaries who have been engaged by the Company or its Subsidiaries to develop Intellectual Property for the Company or any of its Subsidiaries and who have had access to material confidential information of the Company and its Subsidiaries have entered into written agreements with the Company or a Subsidiary pursuant to which such Person is bound to maintain and protect the confidential information of the Company and its Subsidiaries in accordance with the terms thereof. All current and former employees, consultants and independent contractors (but solely to the extent such employees, consultants and independent contractors were hired or engaged on or after July 1, 2011), of the Company and its Subsidiaries who have been engaged by the Company or its Subsidiaries to develop Intellectual Property for the Company or its Subsidiaries have, to the Knowledge of the Company, entered into a written agreement that allocates, and includes obligations to assign, to the Company or any of its Subsidiaries ownership of such Intellectual Property or ownership thereof vests automatically in the Company or any of its Subsidiaries by operation of Law.

(vi)          To the Knowledge of the Company, the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems, owned, leased or licensed by the Company or any of its Subsidiaries (collectively, the “Company Systems”) in the conduct of their respective businesses are sufficient for the immediate operation of the businesses, as currently conducted as of the date hereof in all material respects.  In the last eighteen (18) months, there have been no material failures, breakdowns, security breaches, continued substandard performance or other material adverse events affecting any such Company Systems that have caused a disruption or interruption in or to the use of any Company Systems or the businesses of the Company or any of its Subsidiaries in any material respect.  To the Knowledge of the Company, the Company and its Subsidiaries have and maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, act in compliance therewith in all material respects and have taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.  To the Knowledge of the Company, there have been no successful unauthorized intrusions or access or other breaches of the security of the Company Systems or of any sensitive data, information or other Trade Secrets, in each case, in any material respect.

As used in this Agreement, the term “Intellectual Property” means all intellectual property rights of any type or nature recognized by law, however denominated, throughout the world, including (i) patents, patent applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof and counterparts thereof (“Patents”), (ii) trademarks, service marks, corporate names, trade names, domain names, logos, slogans, trade dress and other similar designations of source or origin, together with any applications, registrations and renewals in connection therewith and the goodwill symbolized by all of the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (including works of authorship), including compilations and moral rights and rights of attribution and integrity, mask works and database rights and any applications, registrations and renewals in connection therewith (“Copyrights”), (iv) computer programs (whether in source code, object code, or other form), and (v) trade secrets and all other confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), know-how and inventions and patent disclosures (whether or not patentable or reduced to practice), including, improvements, proprietary information, processes, methods, formulae, algorithms, technologies, techniques, protocols, compositions, architectures, layouts, designs, drawings, plans, specifications, ideas, research and development, data, databases, models and methodologies, solely to the extent in each case such information is protectable under applicable Law (“Trade Secrets”).

(o)           Real Property. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have either good title, in fee or valid leasehold, easement or other rights, to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto, necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries (i) are not in material breach or default under any lease, sublease or license for an interest in leased real property material to the Company or its Subsidiaries, taken as a whole (“Lease”) and (ii) have not leased or otherwise granted to any Person the right to use or occupy any leased real property or any portion thereof.

(p)           Title.  Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect and except with respect to matters related to Intellectual Property (which are addressed in Section 5.1(n)) and real property (which are addressed in Section 5.1(o)), each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in, all of the material properties and material assets owned or leased by them, in each case, free and clear of Liens, other than Liens which do not, individually or in the aggregate, materially detract from the value or materially interfere with any present use of such property or assets.

(q)           Insurance.  The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. Except for such matters that would not, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect, (i) all insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to such Insurance Policies have been paid in accordance with the terms of such policies, (ii) neither the Company nor any of its Subsidiaries is in breach or default of any of its Insurance Policies and (iii) neither the Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such insurance policies.

(r)            Opinion of Financial Advisor; Brokers.

(i)            The Company Board has received the opinion of J.P. Morgan Securities LLC, financial advisor to the Company, to the effect that, as of the date of this Agreement, subject to the various assumptions, limitations and qualifications set forth therein, the Merger Consideration to be paid pursuant to the Merger is fair from a financial point of view to the holders of the Shares (other than Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent). A copy of the written opinion received by the Company Board will be provided to Parent by the Company promptly following the date of this Agreement.

(ii)           Except for J.P. Morgan Securities LLC, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

(s)            Affiliate Transactions.  From the Applicable Date through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company Reports filed prior to the date hereof (each, an “Interested Party Transaction”).

(t)            Contracts.

(i)            Except as set forth in Section 5.1(t) of the Company Disclosure Schedule, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any contract, agreement, commitment, lease, or other instrument or obligation (each a “Contract”):

(A)          required to be filed by the Company with the SEC pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B)          with respect to any partnerships, joint ventures or similar arrangements or arrangements;

(C)          containing covenants of the Company or any of its Subsidiaries purporting to limit in any material respect any line of business, any channel of distribution, or geographical area (other than any Contracts with third party sales representatives) in which the Company or its Subsidiaries may operate, or the ability of the Company or any of its Subsidiaries to solicit or sell any product or other assets to any material potential or actual customer;

(D)          pursuant to which the Company or any of its Subsidiaries has any Indebtedness in an amount in excess of $5,000,000 outstanding in the aggregate (other than intercompany Indebtedness);

(E)           (I) Contracts relating to the licensing, development or assignment of any Intellectual Property that is material to the Company’s business or that otherwise materially affect the Company’s or any of its Subsidiaries’ rights with respect to any Intellectual Property, including its right to use, register or enforce any such Intellectual Property (other than, in each case, (1) Contracts with respect to unmodified commercially available, off-the-shelf software; (2) Contracts to use Trademarks on a non-exclusive basis in connection with the performance under a promotion, marketing, or advertising agreement; (3) confidentiality or nondisclosure Contracts entered into in the ordinary course of business consistent with past practice; (4) Contracts for the purchase or use on a non-exclusive basis of generally commercially available equipment or materials; (5) Contracts that are non-exclusive and ancillary to the purchase or use of equipment or materials (e.g., support and maintenance contracts); and (6) Contracts with customers of the Company and its Subsidiaries entered into in the ordinary course of business consistent with past practice so long as any Intellectual Property that is developed by or on behalf of the Company or any of its Subsidiaries in connection with such Contract is owned by the Company or its Subsidiaries, or if such Intellectual Property is owned by or exclusively licensed to the customer (x) such Intellectual Property is not generally applicable to the Company’s or any of its Subsidiaries’ business or (y) such Intellectual Property is generally applicable to the Company’s business and, in the Company’s reasonable business judgment, is reasonably expected to be useful or otherwise beneficial to the Company or any of its Subsidiaries, the Company has obtained a license to use such Intellectual Property in its and its Subsidiaries’ business);  and (II) notwithstanding anything contained herein, (a) Contracts relating to material Intellectual Property that include any exclusive licenses (including any covenants not to sue) or other similar exclusive rights, or any options to obtain any of the foregoing, granted by or to the Company or any of its Subsidiaries (including any sublicense), and (b) any settlement Contracts or co-existence Contracts that restrict in any material respect or otherwise affect the Company’s or any of its Subsidiaries’ rights with respect to any Intellectual Property in any material respect;

(F)           providing for the creation of any security interest with respect to any asset (including Intellectual Property or other intangible assets) material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole;

(G)          for any interest rate, currency or commodity derivatives or hedging transaction, other than in the ordinary course of business consistent with past practice in all material respects or with the Company’s cash management procedures in effect on the date of this Agreement;

(H)          with any Governmental Entity or any subcontract (at any tier) under or for the purpose of fulfilling a contract or order from a Governmental Entity as the ultimate customer (each, a “Government Contract”);

(I)            which (x) since July 1, 2011, relates to the acquisition or disposition, directly or indirectly, of assets or capital stock (by merger, capital contribution or otherwise) of any Person for aggregate consideration (including by assumption of indebtedness) in excess of $10,000,000 or pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other contingent payment obligations after the date of this Agreement reasonably likely to result in the payment of in excess of $2,500,000; (y) gives any Person the right to acquire any material assets of the Company or its Subsidiaries (excluding ordinary course commitments to purchase goods, products and off-the-shelf Intellectual Property)

after the date of this Agreement with a total consideration of more than $5,000,000; or (z) contains a put, call, right of first refusal or similar right pursuant to which the Company or any of their Subsidiaries could be required to purchase or sell, as applicable, any of the foregoing;

(J)            which involves any material long-term commitment to any supplier for a term in excess of 3 years;

(K)          which requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $15,000,000 in the aggregate;

(L)           which restricts payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries;

(M)         with Significant Customers for products sold by the Company;

(N)          Contract with any university or similar entity pursuant to which the Company or any Subsidiary has utilized or will utilize any funding, personnel, facilities or other resources of such Person in connection with any research or development activities other than any Contract that involves payment by the Company or its Subsidiaries for a de minimis amount; or

(O)          under which the Company and its Subsidiaries are obligated to make or receive payments in the future in excess of $10,000,000 during the life of the Contract, and which was entered into outside of the ordinary course of business consistent with past practice.

Each such Contract described in clauses (A)-(O) above is referred to herein as a “Material Contract.”  True and complete copies of each Material Contract have been made available to Parent as of the date hereof.

(ii)           Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, would not, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect. There is no breach or default under any Material Contract either by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto, in each case except as would not, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a

Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received written notice of termination or cancellation of any Material Contract, and no party to any Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto or of any dispute with respect to any Material Contract.

(iii)          Except as would not, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries have established and maintain adequate internal controls for compliance with their Government Contracts and all invoices or other demands for payment submitted by or on behalf of the Company or any of its Subsidiaries under any Government Contract were current, accurate and complete in all material respects as of their respective submission dates.  Except as would not, individually or in the aggregate, have or would reasonably be expected to have a Company Material Adverse Effect, since July 1, 2011, the Company and each of its Subsidiaries have not: (A) breached or violated any Law, certification or representation, relating to any Government Contract; (B) been suspended or debarred from bidding on government contracts; (C) to the Knowledge of the Company, been investigated by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract; or (D) otherwise conducted or initiated any internal investigation or made a voluntary or mandatory disclosure with respect to any alleged or potential irregularity, misstatement or omission arising under or relating to a Government Contract.

(u)           Customers.  The Company has made available to Parent an accurate and complete list of each customer who, in the year ended June 29, 2014 was one of the 20 largest sources of net revenues for the Company and its Subsidiaries (each, a “Significant Customer”).  As of the date hereof, none of the Company or any of its Subsidiaries has any outstanding material disputes with a Significant Customer other than in the ordinary course of business, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from a Significant Customer of the intention of such Significant Customer to terminate or materially modify any existing material Contract with the Company and its Subsidiaries.

5.2.       Representations and Warranties of Parent and Merger Sub.  Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub prior to entering into this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

(a)           Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is presently conducted and is qualified to do business and is in good standing as a foreign corporation (with respect to jurisdictions that recognize the concept of good standing) or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so organized, qualified, in good standing or to have such power or authority would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect.

(b)           Organizational Authority and Approval.  No vote of holders of shares or other equity securities of Parent or any of its Subsidiaries (other than Parent in its capacity as stockholder of Merger Sub) is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite organizational power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement, subject only to the adoption and approval of this Agreement by Parent as the sole stockholder of Merger Sub, which will occur immediately following the execution of this Agreement, and to consummate the Merger.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the authorization, execution and delivery hereof by the Company, is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)           No Conflict; Required Filings and Consents.

(i)            The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger by Parent and Merger Sub do not and will not: (A) conflict with or violate the certificate of incorporation or bylaws or comparable governing documents of Parent or Merger Sub; (B) assuming that all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (G) of Section of 5.2(c)(ii) below have been obtained, and all filings described in such clauses have been made, conflict with, result in any breach or violation of or constitute a default (or an event which with or without notice, lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any breach or violation of, a termination or right of termination, acceleration or other alteration in the rights under, any material Contract to which Parent or any of its Subsidiaries is party or is subject; or (C) assuming that all consents, approvals, authorizations, declarations and permits contemplated by clauses (A) through (G) of Section of 5.2(c)(ii) below have been obtained, and all filings described in such clauses have been made, violate any Law to which Parent or any of its Subsidiaries is subject, except, in the case of clauses (B) and (C) above, for any such conflict, violation, breach, termination, default, acceleration, loss, alteration or other occurrence that would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement.

(ii)           The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the transactions contemplated hereby by Parent and Merger Sub do not and will not require Parent or Merger Sub to make or obtain any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any Governmental Entity on the part of the Parent or any of its Subsidiaries, except for: (A) the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder; (B) the applicable requirements of the HSR Act, and the rules and regulations promulgated thereunder; (C) the applicable requirements of the German Federal Financial Supervisory Authority (BaFin) and the German Securities Trade Act (WpHG); (D) any notices or filings to CFIUS; (E) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL; (E) the applicable requirements of any Foreign Antitrust Laws; and (F) any such consent, approval, authorization, declaration, permit, action, filing or notification the failure of which to make or obtain, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impede the consummation of the transactions contemplated by this Agreement.  Neither Parent, nor any of its Subsidiaries nor officers or directors, nor, to the knowledge of Parent, employees of Parent or its Subsidiaries nor any agents or other Persons acting for or on behalf of Parent or any of its Subsidiaries, has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of any U.S. Governmental Entity as Persons with whom U.S. Persons cannot trade, including the list of Specially Designated Nationals and Blocked Persons.

(d)           Litigation.  As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the actual knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or would reasonably be expected to have the effect of preventing, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement, except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

(e)           Available Funds.  Parent will have at the Closing funds sufficient to (i) pay the aggregate Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent and/or Merger Sub in connection with the transactions contemplated by this Agreement and (iii) satisfy all of the other payment obligations of Parent and/or Merger Sub contemplated hereunder.

(f)            Capitalization of Merger Sub.  The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent.  Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(g)           Brokers.  No agent, broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement for which the Company would be responsible prior to the Closing based upon arrangements made by or on behalf of Parent or Merger Sub or in connection with the transactions contemplated by this Agreement.

(h)           Absence of Certain Agreements.  Neither Parent nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal or (ii) as of the date of this Agreement, with any member of the Company’s management or directors that relates in any way to the Company or the transactions contemplated by this Agreement.

(i)            Stock Ownership.  Neither Parent nor Merger Sub (nor any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) has been, at any time during the three years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, neither Parent nor Merger Sub owns, beneficially or of record, any shares of capital stock of the Company.

(j)            No Other Company Representations or Warranties.  Except for the representations and warranties set forth in Section 5.1, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent or Merger Sub.

(k)           Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans).  Accordingly, Parent and Merger Sub hereby acknowledge that, except as otherwise set forth in this Agreement, none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE VI

Covenants

6.1.       Interim Operations.

(a)           The Company covenants and agrees that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned)), and except as otherwise expressly required or permitted by this Agreement or as required by a Governmental Entity or applicable Laws, it shall and its Subsidiaries shall conduct their businesses in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent with the foregoing, the Company and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations substantially intact, maintain in effect all of its material Licenses and preserve satisfactory relationships with Governmental Entities, employees and customers and suppliers having significant business dealings with them (and other material business relations) and keep available the services of their key employees; provided, however, that no action taken by the Company or its Subsidiaries with respect to matters specifically addressed by clauses (i)-(xxi) of this Section 6.1(a) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.  Without limiting the generality of the foregoing, from the date of this Agreement until the Effective Time, except (A) as otherwise expressly required or permitted by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), (C) as is required by applicable Law or any Governmental Entity or (D) as set forth in Section 6.1(a) of the Company Disclosure Schedule, the Company will not and will not permit its Subsidiaries to:

(i)            adopt any change in the certificate of incorporation, bylaws or organizational documents of the Company of any Significant Subsidiary;

(ii)           merge or consolidate the Company or any of its Subsidiaries with any other Person (provided that, for the avoidance of doubt, nothing in this Section 6.1(a)(ii) shall prohibit any Subsidiary of the Company from merging or consolidating with any other Subsidiary of the Company);

(iii)          make any acquisition of any business of any other Person, whether by way of stock purchase, asset purchase, merger or otherwise, that would (A) be material to the Company and its Subsidiaries, taken as a whole, or (B) be for consideration (including by assumption of indebtedness) in excess of $10,000,000 in the aggregate for all such stock purchases, asset purchases, mergers or other transactions;

(iv)          make any material capital contributions or investments (including through any loans or advances) in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) except for the management of the cash of the Company and its Subsidiaries in all material respects in the ordinary course;

(v)           make any capital expenditures in any quarter that exceeds six percent of revenues for such quarter in the aggregate for the Company and its Subsidiaries taken as a whole;

(vi)          except in the ordinary course of business or to the Company or any of the Company’s Subsidiaries, sell, assign, transfer, lease, license or otherwise dispose of, or agree to sell, assign, transfer, lease, license or otherwise dispose of, any of the material fixed assets of the Company or any of its Subsidiaries having a value in excess of $15,000,000;

(vii)         issue, transfer, dispose of, sell, pledge, grant, lease, license, guarantee or encumber (or make payments based on the value of), or authorize the issuance, transfer, disposal of, sale, pledge, grant, lease, license, guarantee or encumbrance (or making of payments based on the value) of, any shares of capital stock or other equity securities or interests of the Company or any of its Subsidiaries (other than (A) the issuance of Shares upon the exercise, vesting or settlement of Options and RSUs or PSUs under the Company Stock Plans or (B) the issuance of shares or other equity securities by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary) or Contingent Company Equity (for purposes of this Section 6.1(a)(vii), read to include equity securities or interests of any Subsidiary of the Company);

(viii)        incur, offer, place, arrange, syndicate, assume, guarantee, prepare or otherwise become liable for any Indebtedness (directly, contingently or otherwise), except for (A) Indebtedness among the Company and any of its wholly-owned Subsidiaries or among any of such Subsidiaries, (B)  guarantees by the Company of Indebtedness of Subsidiaries of the Company, which Indebtedness is incurred in compliance with this Section 6.1, (C) capital leases entered into by the Company and its Subsidiaries in the ordinary course of business, (D) Indebtedness incurred in connection with letters of credit and forward currency contracts issued or entered into in the ordinary course of business consistent with past practice in all material respects and (E) Indebtedness for an amount not in excess of $5,000,000 in the aggregate outstanding at any one time;

(ix)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except dividends paid by any direct or indirect Subsidiary of the Company), or repatriate any material amount of cash as a dividend from Subsidiaries outside of the United States except in connection with the repayment of any intercompany loans or otherwise in the ordinary course of business consistent with past practice in all material respects;

(x)           except for transactions among the Company and its direct or indirect wholly-owned Subsidiaries or among the Company’s direct or indirect wholly-owned Subsidiaries, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire, directly or indirectly, any of its capital stock or Contingent Company Equity (for purposes of this Section 6.1(a)(x), read to include equity securities or interests of any Subsidiary of the Company) (other than the acquisition of any Shares, Options, RSUs or PSUs tendered by current or former employees or directors in order to pay Taxes or the exercise price in connection with the exercise, vesting or settlement of Options, RSUs, PSUs and other awards under the Company Stock Plans;

(xi)          make any material changes with respect to its methods of accounting except as required by applicable Law or by changes in GAAP, or make any material changes to the Company’s or its Subsidiaries’ transfer pricing practices or policies except in the ordinary course of business;

(xii)         other than Transaction Litigation, which is addressed in Section 6.15, settle, release, waive or compromise any litigation claim, or other pending or threatened proceedings by or before a Governmental Entity if such settlement, release, waiver or compromise (A) with respect to the payment of monetary damages, involves the payment by the Company or any of its Subsidiaries of monetary damages exceeds $2,000,000 individually or $5,000,000 in the aggregate or (B) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would or would be reasonably expected to be material to the Company and its Subsidiaries, taken a whole;

(xiii)        (x) modify, amend, terminate or expressly waive any rights or claims under any Material Contract (other than renewal of Contracts that have otherwise expired pursuant to their terms in the ordinary course of business) in any respect in a manner which is materially adverse to the Company, other than in the ordinary course of business consistent with past practice in all material respects, or (y) enter into any new Contract that (A) would have been considered a Material Contract if it were entered into prior to the date of this Agreement, other than in the ordinary course of business consistent with past practice in all material respects or (B) contains a change of control or similar provision in favor of the other party or parties thereto that would require a material payment to or give rise to any material rights to such other party or parties in connection with the consummation of the Merger (including in combination with any other event or circumstances) or any subsequent change of control of the Company or any of its Subsidiaries, except, in the case of clauses (x) and (y)(A), with respect to Material Contracts that are (or would be) covered by subclauses (C), (E)(II)(a) and (L) of Section 5.1(t)(i), in which case, no such action shall be taken without Parent’s prior consent;

(xiv)        disclose any material trade secrets of the Company of any of its Subsidiaries other than pursuant to agreements entered into in the ordinary course of business consistent with past practice that contain confidentiality undertakings with respect to such trade secrets;

(xv)         other than in the ordinary course of business or to the extent required by Law (A) make any material Tax election not consistent with past practice, (B) file any material amended Tax Return that would reasonably be expected to have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries, (C) change any material method of Tax accounting or change any annual income Tax accounting period, (D) settle or compromise any material Tax proceeding or assessment, (E) enter into any “closing agreement” within the meaning of Code Section 7121 (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Taxes, (F) surrender any right to claim a material refund of Taxes, or (G) consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment;

(xvi)        except as required pursuant to a Benefit Plan as in effect immediately prior to the date of this Agreement or as otherwise required by applicable Law, (A) grant or provide any severance, change of control or termination or similar payments or benefits to any Company Employees, (B) enter into any employment, change of control, severance or retention agreements with any Company Employee, (C) increase the compensation or benefits (including any severance, change of control, termination or similar compensation or benefits) payable or provided to any Company Employee or director, except increases in base salaries or base wage rates for Company Employees with total annual base salary or base wages not in excess of $200,000 (provided that any such increase is (1) in the ordinary course of business consistent with past practice, (2) no greater than 10% of the Company Employee’s base salary or base wages as in effect immediately prior to such increase and (3) consistent with Section 6.1(a)(xvi) of the Company Disclosure Schedule), (D) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Company Stock Plan or Benefit Plan, (E) establish, adopt, terminate or amend any Company Stock Plan, Benefit Plan or any plan, program, arrangement, policy or agreement that would be a Company Stock Plan or Benefit Plan if it were in existence on the date hereof, other than modifications to any Benefit Plans that are health and welfare plans during the Company’s open enrollment processes that are in the ordinary course of business consistent with past practice, (F)(i) hire any Person to be employed by the Company or any of its Subsidiaries or terminate the employment of any Company Employee (other than “for cause”), other than the hiring or firing of employees with annual base salary or base wages not in excess of $200,000 (provided that any such actions are in the ordinary course of business consistent with past practice) or (ii) take or omit to take any actions that could cause any Covered Individual who has not executed a waiver letter relating to the definition of “change in control” in his or her change in control severance or similar agreement with the Company to have “Good Reason” (as defined in the applicable Benefit Plan) to terminate such individual’s employment with the Company Group, or (G) enter into any collective bargaining agreement or any similar material agreement with any labor organization, works council, trade union, labor association, or other employee representative);

(xvii)       abandon, permit to lapse, assign, sell, license (including sublicense), transfer, or otherwise dispose of any Intellectual Property, other than (A) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice, and (B) abandonment of any pending Registered Intellectual Property during the course of prosecution or any other Intellectual Property that is not material to the Company’s business, in each case, in the ordinary course of business consistent with past practice;

(xviii)      implement any facility closings or employee layoffs that do not comply with the WARN Act if the WARN Act is applicable to such layoff;

(xix)        adopt a plan or agreement of complete or partial liquidation or dissolution of the Company or any of its Significant Subsidiaries (other than the Merger);

(xx)         enter into or amend any Interested Party Transaction; or

(xxi)        agree, authorize or make any commitment, in writing or otherwise, to do any of the foregoing.

(b)           Nothing contained in this Agreement gives, or is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and subject to the conditions of this Agreement, including Section 6.1, complete control and supervision over the Company’s and its Subsidiaries’ operations.

6.2.       Acquisition Proposals.

(a)           Except as expressly permitted by this Section 6.2, the Company and its Subsidiaries shall, and the Company shall cause its and its Subsidiaries’ respective directors, officers, employees, controlled Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, (i) immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to any Acquisition Proposal, (C) approve, endorse, recommend or execute or enter into any letter of intent, agreement or agreement in principle with respect to any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, or that requires the Company to breach this Agreement or (D) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, including by granting any waiver, amendment or release under any standstill agreement or any standstill provision of any other contract or agreement (except that the Company Board, or any committee thereof may grant any such any waiver, amendment or release if it has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law) or any Takeover Statutes or (E) resolve, publicly propose or agree to do any of the foregoing.

(b)           Notwithstanding anything to the contrary contained in Section 6.2(a), at any time prior to, but not after, the time the Requisite Company Vote is obtained, if the Company receives a bona fide written Acquisition Proposal that did not result from a breach of this Section 6.2 from any Person or a group of Persons, the Company and its Representatives may contact such Person or group of Persons only to clarify the terms and conditions thereof. In addition, notwithstanding anything to the contrary contained in Section 6.2(a), at any time prior to the time, but not after, the Requisite Company Vote is obtained, if the Company receives a bona fide written Acquisition Proposal that did not result from a breach of this Section 6.2 from any Person or group of Persons, (A) the Company and its Representatives may provide information in response to a request therefore by such Person or group of Persons if the Company receives from such Person or group of Persons (or has received from such Person or group of Persons) an Acceptable Confidentiality Agreement, provided, that the Company shall promptly make available to Parent and Merger Sub any non-public information concerning the Company or its Subsidiaries that is provided to any Person or group of Persons given such access which was not previously made available to Parent or Merger Sub and (B) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person or group of Persons, if and only if prior to taking any action described in clause (A) or (B) above, (x) the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) the Company Board determines in good faith and after consultation with its outside legal counsel and financial advisor that the applicable Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.  The Company shall not provide (and shall not permit any of its Representatives to provide) any commercially or competitively sensitive material non-public information in connection with the actions permitted by this Section 6.2(b), except in accordance with “clean room” or other similar procedures designed to limit any adverse effect of the sharing of such information on the Company, which procedures shall be consistent in all material respects with the Company’s practices in dealing with the disclosure of such information to Parent or its Representatives.

(c)           For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a duly executed confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or any proposal or offer from Parent or any of its Affiliates, whether in one transaction or in a series of transactions (i) any proposal or offer with respect to an acquisition (whether by way of stock or asset purchase), merger, joint venture, license or similar transaction, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction or series of transactions by a Person or a group (as defined in the Exchange Act and the rules promulgated thereunder) involving more than 20% of the total voting power of the capital stock of the Company or more than 20% of the consolidated assets (including capital stock of the Company’s Subsidiaries), revenue or net income of the Company and its Subsidiaries, taken as a whole, (ii) any other proposal or offer which, if consummated, would result in a direct or indirect acquisition or license (or similar transaction) of more than 20% of the total voting power of the capital stock of the Company or more than 20% of the consolidated assets (including capital stock of the Company’s Subsidiaries), revenues or net income of the Company and its Subsidiaries taken as a whole, or (iii) any combination of the foregoing.

“Intervening Event” means any material facts, changes, events, occurrences, developments or circumstances occurring or arising after the date of this Agreement and prior to the time that the Requisite Company Vote is obtained, or which was not known by (or if known, the consequences of which were not foreseen by) the Company Board as of or prior to the date of this Agreement; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal constitute an Intervening Event.

“Superior Proposal” means a bona fide written Acquisition Proposal (except that references in the definition of “Acquisition Proposal” to 20% shall be replaced by 50%) that did not result from a breach of Section 6.2 and that the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and financial advisors) to be more favorable to the holders of Shares from a financial point of view than the transactions contemplated by this Agreement taking into account (i) the financial terms of the Acquisition Proposal, (ii) the identity of the third party making such Acquisition Proposal, (iii) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal and (iv) the other terms and conditions of such Acquisition Proposal, including relevant legal, regulatory and other aspects of such Acquisition Proposal deemed relevant by the Company Board.

(d)           Except as set forth in this Section 6.2, the Company Board shall not:

(i)            withhold, withdraw, qualify, amend or modify (or publicly propose or resolve to withhold, withdraw, qualify, amend or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger or fail to include the Company Recommendation in the Proxy Statement, or adopt, approve or recommend (publicly or otherwise) or propose or resolve to adopt, approve or recommend (publicly or otherwise) an Acquisition Proposal;

(ii)           (A) take formal action or make any recommendation or public statement in connection with a tender offer or exchange offer relating to securities of the Company other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, (B) within ten Business Days of a tender or exchange offer relating to securities of the Company having been commenced, fail to publicly recommend against such tender or exchange offer or fail to publicly reaffirm the Company Recommendation or (C) following the announcement by a third party of a bona fide Acquisition Proposal by such third party fail to reaffirm publicly the Company Recommendation within ten Business

Days after Parent requests in writing that the Company Recommendation be reaffirmed publicly (provided, that Parent shall only be permitted to make one such request under clause (C) in connection with any single Acquisition Proposal by a third party) (any of the actions described in the foregoing clause (i) or this clause (ii) being referred to as a “Company Adverse Recommendation Change”);

(iii)          authorize, cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement or a letter of intent or agreement in principle with respect thereto (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal; or

(iv)          take any action pursuant to Section 8.3(a).

(e)           Notwithstanding anything to the contrary set forth in this Agreement, prior to, but not after, the time the Requisite Company Vote is obtained, the Company Board may (x) effect a Company Adverse Recommendation Change involving the actions described in Section 6.2(d)(i) in response to an Intervening Event (as defined above) if, in each case the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law (such action, a “Change of Recommendation”) or (y) effect a Company Adverse Recommendation Change in response to a Superior Proposal or terminate this Agreement pursuant to Section 8.3(a) to enter into a definitive Alternative Acquisition Agreement providing for a Superior Proposal as contemplated herein, in each case which Superior Proposal did not result from any breach of this Section 6.2, if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; provided that prior to any Change of Recommendation or termination of this Agreement pursuant to Section 8.3(a):

(i)            the Company shall have provided prior written notice to Parent and Merger Sub, at least three Business Days in advance, of its intention to effect a Change of Recommendation or to terminate this Agreement pursuant to Section 8.3(a), which notice, if concerning an intended Change of Recommendation in response to the Intervening Event shall include a description of the Intervening Event in reasonable detail or, if concerning an intended Change of Recommendation in response to a Superior Proposal or concerning an intended termination pursuant to Section 8.3(a) of this Agreement, shall specify the identity of the party making such Superior Proposal and the material terms and conditions thereof (or of any material modification thereto) and include an unredacted copy of the Superior Proposal and an unredacted copy of the then-current proposed draft Alternative Acquisition Agreements;

(ii)           after providing such notice and prior to effecting such Change of Recommendation or terminating this Agreement pursuant to Section 8.3(a), the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub indicate in writing a desire to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation or terminate this Agreement pursuant to Section 8.3(a); and

(iii)          the Company Board (after consulting with its outside financial advisor and outside legal counsel) shall have considered in good faith any changes to this Agreement offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and (A) with respect to an intended Change of Recommendation in response to the Intervening Event, shall have determined in good faith that failure to effect a Company Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) with respect an intended termination pursuant to Section 8.3(a) or an intended Change of Recommendation in response to a Superior Proposal, shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect and that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law;

provided further that, if the intended action is a termination of this Agreement to concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal, in the event of any material revisions to the financial terms of such Superior Proposal, the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 6.2(e) with respect to such new written notice, except that the deadline for such new written notice shall be reduced to two Business Days (rather than the three Business Days otherwise contemplated by this Section 6.2(e)).

(f)            Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders) or (ii) issuing any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company).  For the avoidance of doubt, complying with such obligations or making such disclosure shall not in any way limit or modify the effect that any such action has under this Agreement, including whether there has been a Company Adverse Recommendation Change.

(g)           Except as provided in Section 6.2(e), the Company agrees that it will promptly (and in any event within forty-eight (48) hours of the Company’s Knowledge of any such event) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives from any Person (other than Parent), including in such notification a copy (if in writing) or written summary of material terms (if oral) and the identity of the Person from which such expression of interest, proposal, offer or request for information was received.  Except as provided in Section 6.2(e), the Company shall keep Parent reasonably informed, on a prompt basis (and in any event within forty-eight (48) hours of the Company’s or its Representatives’ knowledge of any such event) of the status and terms of any proposals or offers (including any copies (if in writing) or written summaries of material terms (if oral, which written summaries may be delivered by email) of any written proposed agreements and amendments or modifications thereto) and the status of any discussions, negotiations or developments, including any change in the Company’s intentions as previously notified, regarding any Acquisition Proposal, and in the case of any material modification to the terms of any Acquisition Proposal, the Company shall notify Parent of such modification on a prompt basis (and in any event within forty-eight (48) hours of the Company’s or its Representatives’ knowledge of any such modification).

6.3.       Proxy Statement.

(a)           As promptly as practicable following the date hereof, the Company shall prepare and cause to be filed with the SEC, and Parent and Merger Sub shall cooperate with the Company in preparation of, a proxy statement relating to the Stockholders Meeting (such proxy statement, including the letter to stockholders, notice of meeting and form of proxy and any other document incorporated or referenced therein, including any amendment or supplement thereto, the “Proxy Statement”).  Without limiting the generality of the foregoing, each of Parent and Merger Sub will promptly furnish to the Company the information relating to it that is required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement, that is customarily included in the proxy statements prepared in connection with transactions of the type contemplated by this Agreement or that is reasonably requested by the Company.  The Company agrees that at the date of mailing to stockholders of the Company and at the time of the Stockholders Meeting, the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder.

(b)           The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable following its filing with the SEC.  The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC.

(c)           Each of Parent and Merger Sub agree that none of the information supplied by it or any of its respective Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  If at any time prior to the Stockholders Meeting, any event or circumstance relating to the Company, Parent, Merger Sub or their respective Affiliates should be discovered by Parent or Merger Sub which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall reasonably promptly inform the Company.  If at any time prior to the Stockholder Meeting, any such event or circumstance is discovered by the Company, Parent or Merger Sub, then in each case the Company shall, reasonably promptly after becoming aware thereof, amend or supplement, as applicable, the Proxy Statement to include disclosure of such fact or event.

(d)           The Company agrees that the Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates specifically for inclusion or incorporation by reference therein.

(e)           The Company shall promptly notify Parent of the receipt of all comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information.  The Company shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement.  The Company shall use its reasonable best efforts (with the assistance of Parent) to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement from the SEC and the Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(f)            Subject to applicable Law, notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, to the fullest extent reasonably practicable the Company shall provide Parent with an opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response comments reasonably proposed by Parent.

6.4.       Stockholders Meeting.

(a)           Unless this Agreement has been terminated pursuant to Article VIII, the Company will take, in accordance with applicable Law (including the DGCL) and its certificate of incorporation and bylaws and the rules of the NYSE, all action necessary to establish a record date, duly call, give notice of, convene and hold a meeting of holders of Common Stock (the “Stockholders Meeting”) for purposes of obtaining the Requisite Company Vote on a date selected by the Company after consultation with Parent as promptly as reasonably practicable (and in any event no later than 45 calendar days after (i) the tenth calendar day after the preliminary Proxy Statement therefor has been filed with the SEC if by such date the SEC has not informed the Company that it intends to review the Proxy Statement or (ii) if the SEC has by such date informed the Company that it intends to review the Proxy Statement, the date on which the SEC confirms that it has no further comments on the Proxy Statement, subject to any delay that may be reasonably necessary to comply with the rules of the NYSE and/or Rule 14a-13 under the Exchange Act with respect to the record date for the Stockholders Meeting); provided, however, the Company may postpone or adjourn the Stockholders Meeting solely (i) with the consent of Parent; (ii)(A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of Shares for the Requisite Company Vote, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Stockholders Meeting; provided further that the Company may not postpone or adjourn the Stockholders Meeting more than a total of two times pursuant to clause (ii)(A) and/or clause (ii)(B) of the immediately preceding proviso.  Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Shares for the Requisite Company Vote; provided that the Company shall not be required to adjourn the Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten Business Days.

(b)           The adoption of this Agreement, the adjournment or postponement of the Stockholders Meeting due to the absence of a quorum or if the Company has not received proxies representing a sufficient number of Shares for the Requisite Company Vote, and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act shall be the only matters which the Company shall propose to be acted on by the Company’s stockholders at the Stockholders Meeting unless otherwise approved in writing by Parent.

(c)           Subject to Section 6.2, the Company Board shall (i) recommend adoption by the stockholders of the Company of this Agreement (the “Company Board Recommendation”), (ii) include the Company Board Recommendation in the Proxy Statement and (iii) use reasonable best efforts to take, or cause to be taken, all lawful actions to solicit such adoption of this Agreement.

6.5.       Filings; Other Actions; Notification.

(a)           Cooperation.

(i)            Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws (A) to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including preparing and filing as promptly as practicable all documentation to effect the necessary notices, reports and other filings or submissions and (B) to obtain as promptly as practicable after the date hereof the consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in connection with the consummation of, or in order to consummate, the Merger or any of the other transactions contemplated by this Agreement, including under the HSR Act, any other applicable Antitrust Law set forth on Section 6.5(a) of the Company Disclosure Schedule, and under Section 721 of the U.S. Defense Protection Act 1950 as amended by the Foreign Investment and National Security Act of 2007 (the “DPA”).

(ii)           Parent and the Company each shall, as promptly as reasonably practicable after the date of this Agreement, file or cause to be filed premerger notifications with respect to this Agreement and the transactions contemplated herein required under the HSR Act and any other applicable Antitrust Law set forth on Section 6.5(a) of the Company Disclosure Schedule.  Unless otherwise agreed, each of the Company and Parent will request early termination of the applicable waiting period with respect to the Merger under the HSR Act and any other applicable Antitrust Law set forth on Section 6.5(a) of the Company Disclosure Schedule.  Parent and the Company shall, as promptly as reasonably practicable after the date of this Agreement prepare and file a joint voluntary notice pursuant to the DPA with respect to the transactions contemplated by this Agreement (the “Joint Notice”).

(iii)          Subject to applicable Laws relating to the exchange of information, Parent and the Company, to the fullest extent reasonably practicable, will consult in advance with the other and in good faith take into account the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any notice,  filing or submission made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement), and each of the Company and Parent shall permit the other party to review reasonably in advance any communication proposed to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Entity and, to the extent permitted by such Governmental Entity, give the other party the opportunity to attend and participate thereat; provided that Parent and the Company shall be entitled to (A) designate as for “outside counsel only” any confidential information relating to it or its directors, officers or employees and which appears in any such notice, filing, submission or communication or (B) withhold information from the other party hereto information related to the valuation of the transactions contemplated by this Agreement.

(iv)          For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (it being understood that Antitrust Law specifically excludes any laws related to CFIUS).

(b)           Information.  Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice, application or submission made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement, including under the HSR Act, any other applicable Antitrust Law and any applicable filings and notices to CFIUS. Nothing herein shall be deemed to require the Company to provide to Parent disclosure of export-controlled information or other confidential information considered classified or confidential by the Department of Commerce, the Department of State, or any other U.S. government agency.  Nothing herein shall prevent Parent or the Company from (i) designating as for “outside counsel only” any confidential information relating to it or its directors, officers or employees or (ii) withholding information from the other party hereto information related to the valuation of the transactions contemplated by this Agreement.

(c)           Status.  Subject to applicable Laws and the instructions of any Governmental Entity, to the fullest extent reasonably practicable, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications (including summaries of oral communications) received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement.  To the fullest extent reasonably practicable, neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or conference with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(d)           Antitrust and CFIUS Matters.  Without limiting the generality of the other undertakings and limitations on undertakings pursuant to this Section 6.5, each of the Company and Parent shall use its respective reasonable best efforts to:

(i)            not take or permit any of its Affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement;

(ii)           subject to Section 6.5(a)(iii), promptly provide, or cause to be provided, to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (a “Governmental Antitrust Entity”) and to CFIUS of information and documents that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(iii)          obtain CFIUS Clearance; for purposes hereof,  “CFIUS Clearance” means  (A) the parties hereto shall have received written notice from CFIUS that review under Section 721 of the DPA, of the transaction contemplated by this Agreement has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transaction contemplated by this Agreement, and advised that action under Section 721 of the DPA, and any investigation related thereto, has been concluded with respect to the transaction;  (B) CFIUS shall have concluded that the transaction contemplated by this Agreement is not a covered transaction and not subject to review under Section 721 of the DPA; or (C) CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the Joint Notice submitted by the Company and Parent and either (1) the period under Section 721 of the DPA during which the President may announce his decision to take action to suspend or prohibit the transactions contemplated hereby shall have expired without any such action being announced or taken, or (2) the President shall have announced a decision not to take any action to suspend or prohibit the transactions contemplated hereby;

(iv)          obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by such party, resolve, avoid or eliminate impediments or objections that may be asserted with respect to the transactions contemplated by this Agreement, and avoid the entry or enactment of any permanent, preliminary or temporary  injunction or other order, decree, decision, determination, judgment, investigation or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained elsewhere herein, Parent shall not be obligated to (and the Company shall not, without the prior written consent of Parent) (A) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, license of any assets, properties, businesses, products, product lines, rights, or services of Parent, Parent’s Subsidiaries or Affiliates, the Company, or the Company’s Subsidiaries, or any interest or interests therein, (B) otherwise take or commit to take actions that after the Closing Date would limit Parent’s freedom of action with respect to, or its or their ability to retain, one or more of the assets, properties, businesses, product lines, or services of Parent, the Company, or Parent’s Subsidiaries or Affiliates, or any interest or interests therein or (C) agree to take mitigation measures, if any, to obtain CFIUS Clearance, other than, in the case of clause (C), any mitigation measure as set forth on Section 6.5 of the Company Disclosure Schedule; and

(v)           in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Merger in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company shall use their respective reasonable best efforts to take, or cause to be taken, any and all steps (including litigation) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement. Parent shall be entitled to direct all clearance discussions and negotiations with any Governmental Entity or other Person relating to the Merger or regulatory filings under applicable Antitrust Laws, after due consultation with Company, to extent legally permissible, and subject to other provisions of this Section 6.5.

6.6.       Access and Reports.

(a)           Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries and its and their respective directors, officers and employees to) afford to the officers and other authorized Representatives of Parent, reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts, personnel files and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish to Parent all information concerning its business, properties and personnel as may be reasonably requested; provided, that no investigation or provision of information pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein; provided, further, that notwithstanding the investigation or provision of information by any party, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement; and provided further, in no event shall Parent be permitted to conduct any sampling of soil, sediment, groundwater, surface water, air or building materials at any real property owned or leased by the Company or any of its Subsidiaries prior to the Effective Time without the Company’s prior consent (such consent not to be unreasonably withheld). Nothing in this Section 6.6 shall require the Company to provide any access, or to disclose any information (i) that in the reasonable judgment of the Company, would result in the disclosure of any trade secrets of third parties if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) if providing such access or disclosing such information would violate Applicable Law (including antitrust and privacy laws), (iii) if such information is protected by attorney-client privilege to the extent such privilege cannot be protected by the Company through exercise of its reasonable efforts or (iv) if such information is required to be kept confidential by reason of contracts or agreements with third parties. All such information shall be governed by the terms of the Confidentiality Agreement and the Clean Team Agreement.

(b)           Prior to the Effective Time, with respect to the information disclosed pursuant to Section 6.6, Parent shall comply with, and shall cause its Subsidiaries and Representatives to comply with, all of its obligations under the Confidentiality Agreement.

(c)           The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, in each case, to the extent permitted by applicable Law, (i) of any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated by this Agreement or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (ii) of any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or otherwise affecting such party of any of its Subsidiaries which relate to the transactions contemplated by this Agreement, and (iii) if such party becomes aware of any facts or circumstances that such party believes do, or with the passage of time are reasonably likely to, constitute a material breach of this Agreement by the other party.

6.7.       Stock Exchange De-listing.  Parent shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

6.8.       Publicity.  The initial press release regarding the Merger shall be a joint press release.  Thereafter, the parties hereto will consult with each other and will mutually agree upon any press releases or public announcements pertaining to this Agreement or the transactions contemplated hereby and shall not issue any such press releases or make any such public announcements prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange (and then only after as much advance notice and consultation as is practicable).  Notwithstanding the foregoing, neither the Company nor Parent needs to consult or agree with the other with respect to any press release or public announcement to be issued or made with respect to any Change of Recommendation or in connection with an Acquisition Proposal from, negotiations with, or an Alternative Acquisition Agreement with, any third party, and neither Parent nor the Company shall be required to consult with the other party hereto in connection with any such press release or public announcement in connection with any dispute between the parties regarding this Agreement or the transactions contemplated by this Agreement.

6.9.       Employee Benefits.

(a)         From  the Effective Time and continuing through December 31, 2015, Parent shall provide, or shall cause the Surviving Corporation to provide, to the Company Employees who are employed by the Company or one of its Subsidiaries immediately prior to the Closing (other than any employees covered by a Collective Bargaining Agreement) (i) base salaries or regular hourly wage allowances and annual cash incentive compensation opportunities that are no less favorable than the base salaries or regular hourly wage allowances and annual cash incentive compensation opportunities provided to such Company Employees by the Company and the Subsidiaries immediately prior to the Effective Time, (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Company Employees by the Company and its Subsidiaries immediately prior to the Effective Time under the applicable Benefit Plans as in effect immediately prior to the Effective Time and (iii) severance benefits that are no less favorable than (x) the Benefit Plans set forth in Section 6.9(a) of the Company Disclosure Schedule applicable to such Company Employee (other than any Covered Individual) immediately prior to the Effective Time for any Company Employees primarily located in the United States, Mexico, Singapore and United Kingdom (the “Core Countries”) and (y) any Benefit Plan providing severance benefits applicable to such Company Employee (other than any Covered Individual) immediately prior to the Effective Time for any Company Employee primarily located in a country other than a Core Country.

(b)         To the extent permitted under applicable Law, the Surviving Corporation will cause any employee benefit plans (other than any equity based plan or defined benefit plan) which Company Employees are entitled to participate in to take into account for purposes of eligibility, vesting, and, with respect to vacation, paid time-off and severance benefits only, the level of benefits  thereunder, service by Company Employees as if such service were with Parent or its applicable Affiliate in the same jurisdiction as (or if not available, in the jurisdiction most comparable in respect of such benefits to) the jurisdiction in which any such Company Employee is employed, to the same extent such service was credited under a comparable Benefit Plan (for Company Employees primarily located in a Core Country) or comparable employee benefit plan for the benefit of Company Employees primarily located in a country other than a Core Country (except to the extent it would result in a duplication of benefits).

(c)         To the extent permitted under applicable Law, with respect to any employee benefit plans maintained for the benefit of the employees, Parent will cause the Surviving Corporation and its Subsidiaries in respect of Company Employees to (i) cause there to be waived any pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability to the same extent such  exclusions or requirements were not applicable under the comparable Benefit Plan, in each case as of the Effective Time and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, amounts paid by such Company Employees during the plan year in which Effective Time occurs under the comparable Benefit Plan, in each case maintained by the Company and its Subsidiaries.

(d)         With respect to Company Employees, Parent shall, or shall cause the Surviving Corporation to honor, fulfill and discharge the Company’s and its Subsidiaries’ obligations under all Benefit Plans, in each case in existence as of the date hereof or after the date hereof in accordance with Section 6.1 and all employment, change in control or severance agreements entered into prior to the date hereof, including with respect to the Covered Individuals (as defined below).  For the avoidance of doubt, for purposes of any Benefit Plan or any agreement between a Company Employee and the Company or any Subsidiary containing a definition of “change in control” or “change of control”, the Closing shall be deemed to constitute a “change in control” or “change of control”.

(e)           The parties agree to take the actions with respect to the employment, severance or change in control agreements with respect to the persons set forth on Schedule 6.9(e) (the “Covered Individuals”).

(f)            Except as set forth in Section 9.8, this Section 6.9 shall be binding upon and shall inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 6.9, express or implied, is intended to confer upon any other Person (including for the avoidance of doubt any current or former directors, officers, employees, contractors or consultants of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 6.9. No provision of this Agreement is intended to, or does, (i) prohibit the Surviving Corporation or its Affiliates from amending or terminating any Benefit Plan in accordance with its terms and applicable Law, (ii) require the Surviving Corporation to keep any person employed for any period of time, or (iii) constitute the establishment or adoption of, or amendment to, any Benefit Plan or other benefit plan, program or arrangement, and no person participating in any such Benefit Plan maintained by either the Company or Parent shall have any claim or cause of action, under ERISA or otherwise, in respect of any provisions of this Agreement as it relates to any such Benefit Plan or otherwise.

6.10.     Expenses.  Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except (a) Parent and the Company shall each bear 50% of the expenses incurred by the Company in connection with the filing fees for the Proxy Statement (and printing and mailing the Proxy Statement) and (b) for Parent’s reimbursement and indemnification obligations pursuant to Section 6.13.

6.11.     Takeover Statutes.  If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.12.     Parent Vote and Merger Sub.

(a)           Immediately after the date hereof, Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) all of the shares of common stock of Merger Sub in favor of the adoption and approval of this Agreement and the transactions contemplated hereby at a meeting of stockholders of Merger Sub at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or by any action of the sole stockholder of Merger Sub by consent in lieu of a meeting)

(b)           Parent will take all action necessary (i) to cause Merger Sub to perform its obligations under this Agreement to consummate the Merger on the terms and conditions set forth in this Agreement and (ii) to ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as contemplated by this Agreement.  Parent shall be responsible for any failure of Merger Sub to comply with any representation, warranty, covenant or other provision required to be performed on or prior to the Closing, under this Agreement.

6.13.     Financing Cooperation.

(a)           Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole expense, all cooperation reasonably requested by Parent that is customary or necessary in connection with obtaining financing in connection with the Merger (so long as such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including, upon the reasonable request of Parent, (i) preparing and furnishing to Parent any pertinent information relating to the Company and its Subsidiaries that is customarily included in an information package used in connection with the syndication of financing in connection with  transactions similar to the Merger, (ii) having the Company designate members of senior management to participate with reasonable advance notice and at reasonable times in a reasonable number of presentations, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with any such financing, and (iii) providing to Parent the resolutions of the Company Board approving this Agreement, the Merger and the transactions contemplated hereby, and recommending the adoption of this Agreement by the stockholders of the Company. Notwithstanding anything to the contrary in this Section 6.13 until the Effective Time occurs, neither the Company nor any of its Subsidiaries, nor any of their respective Representatives shall (i) be required to pay any commitment or other similar fee, (ii) enter into any definitive agreement or have any liability or any obligation under any certificate, document, instrument, credit agreement or any related document or any other agreement or document related to the financing in connection with the transactions contemplated hereby, in each case that is not contingent upon the Closing, (iii) be required to incur any expenses in connection with such financing or (iv) be required to take any action in his or her capacity as a director of the Company or any of its Subsidiaries with respect to such financing. Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with their respective obligations pursuant to, and in accordance with, this Section 6.13, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all damages, losses, costs, liabilities or expenses suffered or incurred by any of them in connection with the arrangement of Parent’s financing and any information used in connection therewith (other than information provided by the Company or any of its Subsidiaries) and all other actions taken by the Company, its Subsidiaries and their respective Representatives pursuant to this Section 6.13.  Parent shall keep the Company reasonably informed, on a reasonably current basis in reasonable detail of the status of Parent’s financing (or any alternative or other contemplated financing for the transactions contemplated by this Agreement), including any material change in Parent’s plans or intentions as previously notified, regarding such financing.

(b)           Parent and Merger Sub acknowledge and agree that the obtaining of financing is not a condition to Closing. For the avoidance of doubt, if any financing contemplated to be obtained by Parent or Merger Sub in connection with the Merger has not been obtained prior to Closing, Parent and Merger Sub shall continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Article VII, to consummate the Merger and the other transactions contemplated by this Agreement at the Closing in accordance with this Agreement.

6.14.     Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably required or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated hereby by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.15.     Transaction Litigation.  In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company, its Subsidiaries and/or the members of the Company Board or the board of directors of any of the Company’s Subsidiaries after the date of this Agreement and prior to the Effective Time (“Transaction Litigation”), the Company shall promptly (and in any event within 48 hours) notify Parent of any such Transaction Litigation, give Parent the opportunity to participate in, but not control, the defense of any such litigation and keep Parent reasonably informed with respect to the status thereof.  The Company agrees that it shall not compromise, offer to settle, agree to any settlement of or come to any arrangement regarding any such litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).  Parent shall notify the Company promptly (and in any event within 48 hours) of the commencement of any such litigation of which it has received notice.

6.16.     Director and Officer Liability.

(a)           From and after the Effective Time, the Surviving Corporation agrees that it will, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement.

(b)           Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies providing for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however, that in no event shall the Surviving Corporation be required to (and in no event shall the Company) expend for such policies pursuant to this sentence an annual premium amount in excess of 500% of the annual premiums currently paid by the Company for such insurance.   If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and

Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c)           If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.16.

(d)           The provisions of this Section 6.16 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e)           The rights of the Indemnified Parties under this Section 6.16 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation, certificate of formation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case as in effect on the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

6.17.       Director Resignations. Prior to the Closing, the Company shall deliver to Parent written resignations executed by each director of the Company in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

6.18.       Transfer Taxes.  Parent shall assume liability for and shall pay when due all transfer, documentary, sales, use, stamp, registration and other such similar Taxes and fees (including penalties and interest) incurred in connection with the transactions contemplated by this Agreement.

6.19.     FIRPTA Certificate.  None of Parent, the Surviving Corporation and the Paying Agent shall withhold from the amounts otherwise payable pursuant to this Agreement any amount pursuant to Section 1445 of the Code provided that at or prior to the Closing, the Company shall provide to Parent a statement certifying that the Shares are not “United States real property interests” (within the meaning of Section 897 of the Code), which statement shall be dated not more than thirty (30) days prior to the Closing Date, signed under penalties of perjury and in accordance with the provisions of Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), and a notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

ARTICLE VII

Conditions

7.1.       Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)           Stockholder Approval.  This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote.

(b)           Regulatory Consents.

(i)            Antitrust.

(A)          The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated; and

(B)          all approvals, consents and consultations required to consummate the Merger pursuant to any Foreign Antitrust Law of any jurisdiction listed on Section 7.1(b) of the Company Disclosure Schedule shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(ii)           CFIUS Clearance.  CFIUS Clearance shall have been obtained.

(c)           Orders; Prohibitive Law.  (i) No court or other Governmental Entity of competent jurisdiction of (A) the United States or any state thereof, (B) the European Union or any member state thereof, or (C) any jurisdiction listed on Section 7.1(c) of the Company Disclosure Schedule (the jurisdictions covered by clauses (A)-(C), collectively, the “Relevant Jurisdictions”) shall have enacted, issued, promulgated, enforced or entered any order, ruling, decree, injunction, judgment or similar order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”); (ii) no Law shall have been enacted, issued or adopted after the date hereof by any Governmental Entity of competent jurisdiction of any Relevant Jurisdiction that is in effect and prohibits the consummation of the Merger (a “Prohibitive Law”); and (iii) there shall be in effect no Order or Prohibitive Law of any Governmental Entity of competent jurisdiction (for the avoidance of doubt, whether or not in a Relevant Jurisdiction), the violation of which by reason of consummation of the Merger would reasonably be expected to result in criminal liability being imposed on the Company, Parent, any of their respective Subsidiaries, or any executive officer or director of the Company or Parent.

7.2.       Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a)           Representations and Warranties.

(i)            the representations and warranties of the Company set forth in Section 5.1(b)(i) (other than the fourth sentence thereof) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct is de minimis;

(ii)           the representations and warranties of the Company set forth in Sections 5.1(a)(i)(A), 5.1(b)(iii), 5.1(c), 5.1(k), and 5.1(r) shall be true and correct in all material respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date, except for those representations and warranties  that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects as of such particular date;

(iii)          the representation contained in the second sentence of Section 5.1(f) shall be true and correct in all respects as of the date of this Agreement and on and as of the Closing Date as if made at and as of such date; and

(iv)          the  representations and warranties of the Company set forth in this Agreement, excluding the representations and warranties identified in the foregoing clauses (i) and (ii), shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained in such representations and warranties) as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date, except (A) for any failure to be so true and correct which would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, and (B) for those such representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct on and as of such particular date; and

(v)           Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or chief financial officer of the Company to such effect.

7.3.       Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following conditions:

(a)           Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of such date except (i) for any failure to be so true and correct that would not, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to perform their respective covenants and obligations under this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct on and as of such particular date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of each of Parent and Merger Sub to such effect.

7.4.       Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to perform its obligations hereunder.

ARTICLE VIII

Termination

8.1.       Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the time the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent.

8.2.       Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either Parent or the Company Board if:

(a)           the Merger shall not have been consummated by January 20, 2015 (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided, if on such Termination Date all of the conditions to Closing set forth in Section 7.1 and Section 7.2 shall have been satisfied or waived other than (i) the conditions set forth in Section 7.1(b), (ii) the conditions set forth in Section 7.1(c) (as they relate to the conditions set forth in Section 7.1(b)) and (iii) those conditions that are by their nature to be satisfied at the Closing, then the termination date shall be extended from January 20, 2015 to June 22, 2015 (in the case of any such extension, such date shall then be the “Termination Date”); provided further that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the failure of the party seeking to terminate or extend this Agreement, as the case may be, to perform in any material respect any of its obligations under this Agreement;

(b)           the Stockholders Meeting shall have been held and completed (after giving effect to any adjournment or postponement thereof) and the Requisite Company Vote shall not have been obtained at such Stockholders Meeting; or

(c)           any Order or Prohibitive Law of the type set forth in clauses (i) - (iii) of Section 7.1(c) shall have become final and non-appealable  (whether before or after the time the Requisite Company Vote is obtained); provided, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party if the enactment, issuance, promulgation, enforcement or entry of such Order or Prohibitive Law, or the Order or Prohibitive Law becoming final and non-appealable, was primarily due to the failure of such party to perform in any material respect any of its obligations under this Agreement.

8.3.       Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned by the Company by action of the Company Board:

(a)           at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board authorizes the Company to enter into a definitive Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.2(e), (ii) concurrently with or immediately following the termination of this Agreement, the Company enters into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal and (iii) immediately prior to or concurrently with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.3(a) unless the Company has complied with the requirements of Section 6.2(e) that the Company is required to satisfy before taking action pursuant to this Section 8.3(a) and such Superior Proposal did not result from a breach of Section 6.2; or

(b)           at any time prior to the Effective Time, whether such date is before or after the time the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) (x) by its nature or timing cannot be cured by Parent or Merger Sub by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following receipt of written notice from the Company of such breach or (B) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Section 7.2(a) or 7.2(b) not being satisfied.

8.4.       Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent:

(a)           if a Change of Recommendation shall have occurred; or

(b)           if there shall have been a material breach by the Company or its officers or directors of Section 6.2 (but other than as a result of action taken by any other Representative of the Company or its Subsidiaries, unless such action is taken at the direction of, or otherwise with the express approval or consent of, the Company or the Company Board); provided, that Parent shall have only the right to terminate this Agreement pursuant to this Section 8.4(b) if it delivers to the Company a written notice of such termination within 10 Business Days after becoming aware of any such breach; or

(c)           at any time prior to the Effective Time, whether such date is before or after the time the Requisite Company Vote is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by the Company  in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) (x) by its nature or timing cannot be cured by the Company by the Termination Date or (y) if capable of being cured, shall not have been cured (A) within 30 calendar days following receipt of written notice from the Parent of such breach or (B) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent or Merger Sub is then in material breach of any representation, warranties, covenants or other agreements hereunder that would result in the closing conditions set forth in Sections 7.3(a) or 7.3(b) not being satisfied; or

(d)           if the representation set forth in Section 5.1(e)(iv) shall not be true and correct at the time of the filing of the Annual Report on Form 10-K for the fiscal year ended June 29, 2014; provided that Parent shall have only the right to terminate this Agreement pursuant to this Section 8.4(d) if it delivers to the Company a written notice of such termination within 5 Business Days after the first filing of the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2014.

8.5.       Effect of Termination and Abandonment.

(a)           In the event of termination of this Agreement in accordance with its terms and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, that (x) no such termination shall relieve or release any party from any liability or damages arising from an intentional and material breach of any provision of this Agreement prior to such termination, and in each case the aggrieved party will be entitled to all rights and remedies available at law or in equity, (y) no such termination shall relieve the Company from any liability to pay the Termination Fee or Parent from any liability to pay the Reverse Termination Fee, as applicable, pursuant to this Section 8.5 if and when due in accordance with the provisions hereof, and (z) the provisions set forth in Section 6.10, the last sentence of Section 6.6(a) (and the  Confidentiality Agreement), the last sentence of Section 6.13(a) and Article 9 shall survive the termination of this Agreement.  For purposes of this Agreement, “intentional and material breach” means a material breach that is a consequence of an act (or failure to act) by the breaching party with the knowledge (actual or constructive) that the taking of (or the failure to take) such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b)           In the event that:

(i)            (A) this Agreement is terminated pursuant to (x) Section 8.2(a) (relating to the Termination Date) (provided that either the Stockholders Meeting shall not have occurred at or prior to the time of such termination or the Requisite Company Vote shall not have been obtained at or prior to the time of such termination), (y) Section 8.4(b) (relating to certain breaches of Section 6.2) or (z) Section 8.4(c) (relating to breaches of this Agreement by the Company), (B) any Person (other than Parent or any of its Affiliates) shall have made or renewed a bona fide Acquisition Proposal after the date hereof that is publicly disclosed or publicly announced or otherwise communicated to the Company Board and shall not have been withdrawn prior to such termination (a “Qualifying Proposal”), and (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or an Acquisition Proposal is consummated (in each case whether or not such  Acquisition Proposal is the same as the original Qualifying Proposal); provided, however, that for purposes of this clause (i) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “40%”;

(ii)           (A) this Agreement is terminated pursuant to Section 8.2(b) (relating to failure to obtain the Requisite Company Vote at the Company Stockholders Meeting), (B) any Person (other than Parent or any of its Affiliates) shall have made or renewed a bona fide Acquisition Proposal after the date hereof that is publicly disclosed or publicly announced and shall not have been publicly withdrawn prior to the Stockholders Meeting (an “Eligible Proposal”), and (C) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to any Acquisition Proposal or an Acquisition Proposal is consummated (in each case whether or not such  Acquisition Proposal is the same as the original Eligible Proposal); provided, however, that for purposes of this clause (ii) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “40%”;

(iii)          this Agreement is terminated by Parent pursuant to Section 8.4(a) (relating to a Change of Recommendation); or

(iv)          this Agreement is terminated by the Company pursuant to Section 8.3(a) (relating to an Alternative Acquisition Agreement);

then the Company shall promptly, but in no event later than three (3) Business Days after the date of such termination (or (A) in the case of clause (i) or (ii) above, within three (3) Business Days after the date on which the Company enters into a definitive agreement with respect to or consummates the Acquisition Proposal referred to in clause (i)(C) or (ii)(C) above, respectively, or (B) in the case of clause (iv) above, immediately prior to, or concurrently with, termination of this Agreement by the Company), pay Parent the Termination Fee (as defined below) by wire transfer of same day funds (it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion). The term “Termination Fee” shall mean an amount equal to $70 million.  Any Termination Fee paid to Parent pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by Parent to the Company for such purpose.

(c)           In the event this Agreement is terminated by the Company or Parent pursuant to Section 8.2(a) (relating to the Termination Date) (provided that either the Stockholders Meeting shall not have occurred at or prior to the time of such termination or the Requisite Company Vote shall not have been obtained at or prior to the time of such termination) or Section 8.2(b) (relating to failure to obtain the Requisite Company Vote at the Company Stockholders Meeting), then the Company shall reimburse Parent $15,000,000 in respect of expenses incurred by Parent, Merger Sub or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby by wire transfer of same day funds to an account designated by Parent within two (2) Business Days of such termination.  Any amount so received by Parent shall be credited against any Termination Fee payable pursuant to Section 8.5(b)(i) or Section 8.5(b)(ii).

(d)           In the event that this Agreement is terminated by the Company or Parent (i) pursuant to Section 8.2(a), or  (ii) pursuant to Section 8.2(c) (but only if the applicable Order or Prohibitive Law relates to an Antitrust Law) and, in the case of (i) or (ii) on the date of such termination all of the conditions to Closing set forth in Section 7.1 and Section 7.2 shall have been satisfied or waived, other than (x) the conditions set forth in Section 7.1(b)(i), (y) the conditions set forth in Section 7.1(c) (but only if the applicable Order or Prohibitive Law relates to an Antitrust Law) and (z) those conditions that are by their nature to be satisfied at the Closing (but, in the case of clause (z), which conditions would be satisfied if the Closing Date were the date of such termination), then Parent shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay to the Company the Reverse Termination Fee (as defined below) by wire transfer of same day funds (it being understood that in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion); provided that the Company shall not be entitled to receive the Reverse Termination Fee if the Company is then in material breach of Section 6.5 (and if such breach relates to an Antitrust Law).  The term “Reverse Termination Fee” shall mean an amount equal to $70 million.  Any Reverse Termination Fee paid to the Company pursuant to this Agreement shall be paid by wire transfer of immediately available funds to an account or accounts designated in writing by the Company to Parent for such purpose.

(e)           The parties acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the parties hereto would not enter into this Agreement; accordingly, if the Company or Parent, as applicable, fails to promptly pay the amounts due pursuant to this Section 8.5 and, in order to obtain such payment, the other party hereto commences a suit that results in a judgment against the Company or Parent, as applicable, for any amounts due pursuant to this Section 8.5, the Company or Parent, as applicable, shall pay to the other party hereto its out-of-pocket, documented costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(f)            Notwithstanding anything to the contrary in this Agreement, in the event Parent receives the Termination Fee from the Company pursuant to and in accordance with this Section 8.5, such payment shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or in any certificate or other document delivered in connection herewith (other than in connection with any intentional and material breach of this Agreement) or the failure of the Merger to be consummated, and upon payment of such amount if and when due, none of the Company, its Subsidiaries or any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (other than in connection with any intentional and material breach of this Agreement).

(g)           Notwithstanding anything to the contrary in this Agreement, in the event the Company receives the Reverse Termination Fee from Parent pursuant to and in accordance with this Section 8.5, such payment shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, its Affiliates and any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents for any losses or damages suffered as a result of any breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement or in any certificate or other document delivered in connection herewith (other than in connection with any intentional and material breach of this Agreement) or the failure of the Merger to be consummated, and upon payment of such amount if and when due, none of Parent, its Affiliates or any of their respective former, current, or future stockholders, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (other than in connection with any intentional and material breach of this Agreement).

ARTICLE IX

Miscellaneous and General

9.1.       Survival.  None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective

Time.  This Section 9.1 shall not limit any covenant or agreement of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time.

9.2.       Modification or Amendment; Waivers.

(a)           Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties hereto, whether before or after stockholder approval hereof; provided however, after receipt of the Requisite Company Vote, no amendment shall be made which by Law requires the further approval of such stockholders without such further approval having first been obtained.

(b)           No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

9.3.       Waiver of Conditions.  The conditions to each of the obligations of the parties hereto to consummate the Merger are for the sole benefit of each such party and may be waived by each such party in whole or in part to the extent permitted by applicable Laws.

9.4.       Counterparts.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

9.5.       GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; PROCESS AGENT; REMEDIES.

(a)           THE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THAT WOULD RESULT IN THE APPLICATION OF LAWS OF ANY OTHER JURISDICTION.  Each party hereto irrevocably agrees that it shall bring any action, suit or proceeding in respect of any claim arising out of, related to or based on this Agreement or the transactions contained in or contemplated by this Agreement exclusively in the Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (the “Chosen Courts”) and solely in connection with claims arising under, related to or based on this Agreement or the transactions that are the subject of this Agreement (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party hereto and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 9.6 of this Agreement.

(b)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5(b).

(c)           SOLELY WITH RESPECT TO SERVICE OF PROCESS FROM THE COMPANY UPON PARENT WITH RESPECT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, PARENT HEREBY IRREVOCABLY DESIGNATES CORPORATION SERVICE COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 2711 CENTERVILLE ROAD, SUITE 400, WILMINGTON, DELAWARE 19808, AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED, THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 9.6 OF THIS AGREEMENT.  PARENT SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT PARENT WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

(d)           Remedies.  Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties hereto shall be entitled, unless this Agreement has been terminated in accordance with Article VIII,  to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any of the Chosen Courts, in addition to any other remedy to which they are entitled at law or in equity.  Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 9.5(d), a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that the remedies provided for in this Section 9.5(d) are not available or otherwise are not granted, and (y) nothing set forth in this Section 9.5(d) shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5(d) prior or as a condition to exercising any termination right under Article VIII (and/or seeking any other form of relief that may be available to a party under this Agreement (including monetary damages)).

9.6.       Notices.  Any notice, communication, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, by email or by overnight courier:

If to Parent or Merger Sub:

Infineon Technologies AG
81726 Munich
Germany
Attention:	Michael von Eickstedt
General Counsel
Facsimile:	+49 89 234 9554659
Email:	michael.eickstedt@infineon.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
USA
Attention:	David Fox
Sarkis Jebejian
David Feirstein
Facsimile:	+1 (212) 446-6460
Email:	David.Fox@kirkland.com
Sarkis.Jebejian@kirkland.com
David.Feirstein@kirkland.com

If to the Company:

International Rectifier Corporation
101 North Sepulveda Boulevard
El Segundo, California 90245
USA
Attention:	Timothy E. Bixler
Lawrence Michlovich
Facsimile:	+1 (310) 726-8484
Email:	tbixler1@irf.com
lmichlo1@irf.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
USA
Attention:	Philip Richter
Abigail P. Bomba
Facsimile:	+1 (212) 859-8000
Email:	philip.richter@friedfrank.com
abigail.bomba@friedfrank.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.  Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party only upon actual receipt by such receiving party.

9.7.       Entire Agreement.  This Agreement (including any exhibits hereto), the Company Disclosure Schedule, the Parent Disclosure Schedule, the letter agreement, dated July 11, 2014, as amended, modified or supplemented from time to time, between Parent and the Company (the “Confidentiality Agreement”) and the letter agreement, dated July 29, 2014, as amended, modified or supplemented from time to time, between Parent and the Company (the “Clean Team Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof and thereof.

9.8.       No Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 6.16 (of which each Indemnified Party is an intended beneficiary following the Effective Time), (b) with respect to the provisions set forth in the last sentence of Section 6.13(a) (of which the Representatives of the Company and its Subsidiaries are intended beneficiaries following the Effective Time), (c) following the Effective Time, the rights of the holders of Shares to receive the Merger Consideration in accordance with the terms and subject to the conditions of this Agreement and (d) following the Effective Time, the rights of the holders of Options, RSUs and PSUs to receive the payments contemplated by Section 4.3, and the rights of the Covered Individuals to receive the payments contemplated by Section 6.9(e) (of which each of the holders of Shares, the holders of Options, RSUs and PSUs and the Covered Individuals is an intended beneficiary following the Effective Time).  Except as set forth in this Section 9.8, nothing herein, express or implied, is intended to or shall confer upon any Person other than the parties hereto any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.9.       Obligations of Parent and of the Company.  Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10.     Mutual Drafting.  The parties hereto have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

9.11.     Cooperation. The parties agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other parties to evidence or reflect the Merger and the other transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

9.12.     Definitions.  Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.  Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

9.13.     Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.14.     Interpretation; Construction.

(a)           The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b)           Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section or Exhibit, as applicable, of this Agreement unless otherwise indicated.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if.”  The word “or” shall not be exclusive unless expressly indicated otherwise.

(c)           Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  References in the singular or to “him,” “her,” “it,” “itself,” or other like references, and references in the plural or the feminine or masculine reference, as the case may be, shall also, when the context so requires, be deemed to include the plural or singular, or the masculine or feminine reference, as the case may be.

(d)           References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(e)           References to “days” shall refer to calendar days unless Business Days are specified.  If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day.  Any action required to be taken “within” a specified time period following the occurrence of an event shall be required to be taken by no later than 5:00 p.m. Eastern time on the last day of such time period, which shall be calculated starting with the day immediately following the date of the event.

(f)            An accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

(g)           All monetary figures shall be in United States dollars unless otherwise specified.

(h)           “made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, inclusion and availability in the virtual data room hosted by Intralinks in connection with the Merger on or prior to 5:00 p.m. New York time on August 19, 2014.

9.15.     Disclosure Schedules.  The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and any other representations and warranties of such party that is contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face (other than any matters required to be disclosed for purposes of Sections 5.1(b)(i), 5.1(b)(iii) or 5.1(f), which matters shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Schedule).  Each party here has or may have set forth information in the Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, in a section thereof that corresponds to the Section of this Agreement to which it relates.  The fact that any item of information is disclosed in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement.  The mere inclusion of an item by the Company in the Company Disclosure Schedule or by Parent and Merger Sub in the Parent Disclosure Schedule as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that (a) such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have, with respect to the Company, a Company Material Adverse Effect, and with respect to Parent, a material adverse effect, as applicable or (b) such information (or any non-disclosed information of comparable or greater significance) is required to be disclosed by the terms of this Agreement or is material to the business, results of operations or financial condition of the Company or Parent, as applicable.

9.16.     Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Merger Sub shall be permitted to assign its rights and obligations under this Agreement to any wholly-owned Subsidiary of Parent without such consent upon notice to the Company; provided, further, that such assignment by Merger Sub shall not (a) relieve Parent or Merger Sub of any of its obligations hereunder or enlarge, alter or change any obligation of the Company or (b) prevent, impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Any purported assignment in violation of this Agreement is void.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

INTERNATIONAL RECTIFIER CORPORATION

By:	/s/ Oleg Khaykin
Name: Oleg Khaykin
Title: President and CEO

[Signature Page to Merger Agreement]

INFINEON TECHNOLOGIES AG

By:	/s/ Dr. Reinhard Ploss
Name: Dr. Reinhard Ploss
Title: CEO

By:	/s/ Dominik Asam
Name: Dominik Asam
Title: CFO

[Signature Page to Merger Agreement]

SURF MERGER SUB INC.

By:	/s/ Michael von Eickstedt
Name: Michael von Eickstedt
Title: General Counsel

By:	/s/ Ulrich Pelzer
Name: Ulrich Pelzer
Title: Corporate Vice President, Finance, Treasury, Investor Relations

[Signature Page to Merger Agreement]

ANNEX A

DEFINED TERMS

Section
409A Authorities	5.1(h)(vi)
Acceptable Confidentiality Agreement	6.2(c)
Acquisition Proposal	6.2(c)
Affiliate	5.1(a)(iii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(d)(iii)
Anti-Corruption Laws	5.1(j)(ii)
Antitrust Law	6.5(a)(iv)
Applicable Date	5.1
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plans	5.1(h)(i)
Book Entry Share	4.1(a)
Business Day	1.2
Bylaws	2.2
Certificate	4.1(a)
Certificate of Merger	1.3
CFIUS	5.1(d)(ii)
CFIUS Clearance	6.5(d)(iii)
Change of Recommendation	6.2(e)
Charter	2.1
Chosen Courts	9.5(a)
Clean Team Agreement	9.7
Closing	1.2
Closing Date	1.2
Code	4.6
Collective Bargaining Agreement	5.1(i)
Common Stock	Recitals
Company	Preamble
Company Adverse Recommendation Change	6.2(d)(ii)
Company Board	Recitals
Company Disclosure Schedule	5.1
Company Group	5.1(h)(i)
Company Employees	5.1(h)(i)
Company ESPP	5.1(b)(i)
Company Intellectual Property	5.1(n)(ii)
Company Material Adverse Effect	5.1(a)(iv)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Stock Plans	4.3(f)(i)
Company Systems	5.1.(n)(vi)
Confidentiality Agreement	9.7

Contingent Company Equity	5.1(b)(i)
Contract	5.1(t)(i)
Control	5.1(a)(iii)
Converted RSU Cash Award	4.3(b)(ii)
Copyrights	5.1(n)
Core Countries	6.9(a)
Covered NQDC Plan	5.1(h)(vi)
D&O Insurance	6.16(b)
DGCL	1.1
DTC	4.2(b)(iii)
DPA	6.5(a)(i)
DTC Cash Payment	4.2(b)(iii)
Dissenting Shares	4.2(f)
Dissenting Stockholders	4.2(f)
Draft 10-K	5.1(e)(i)
Effective Time	1.3
Eligible Proposal	8.5(b)(ii)
Environmental Law	5.1(l)
Environmental Permits	5.1(l)(ii)
ERISA	5.1(h)(i)
Exchange Act	5.1(a)
Exchange Fund	4.2(a)
Excluded Share, Excluded Shares	4.1(a)
Foreign Antitrust Laws	5.1(d)(ii)
GAAP	5.1(e)(iii)
Government Contract	5.1(t)(i)(H)
Governmental Antitrust Entity	6.5(d)(ii)
Governmental Entity	5.1(d)(ii)
Hazardous Substance	5.1(l)
HSR Act	5.1(d)(ii)
Indebtedness	5.1(b)(v)
Indemnified Party	6.16(a)
Insurance Policies	5.1(q)
Intellectual Property	5.1(n)
IRS	5.1(h)(ii)
Joint Notice	6.5(a)(ii)
Knowledge	5.1(g)(iii)
Laws	5.1(j)(i)
Letter of Transmittal	4.2(b)(i)
Licenses	5.1(j)(i)
Lien	5.1(b)(i)
Material Contract	5.1(t)
Measurement Date	5.1(b)(i)
Merger	Recitals
Merger Consideration	4.1(a)
Merger Sub	Preamble

Non-U.S. Benefit Plans	5.1(h)(i)
NYSE	5.1(d)(ii)
Options	4.3(a)
Order	7.1(c)
Parent	Preamble
Parent Disclosure Schedule	5.2
Patents	5.1(n)
Paying Agent	4.2(a)
Person	4.2(d)
Potential Gross-Up Recipient	5.1(h)(vi)
Preferred Stock	5.1(b)(i)
Proceeding	5.1(g)(i)
Process Agent	9.5(c)
Prohibitive Law	7.1(c)
Proxy Statement	6.3(a)
PSUs	4.3(f)(ii)
Qualifying Proposal	8.5(b)(i)
Record Holder	4.2(a)
Registered Intellectual Property	5.1(n)(i)
Relevant Jurisdictions	7.1(c)
Representatives	6.2(a)
Requisite Company Vote	5.1(c)(i)
Reverse Termination Fee	8.5(d)
Rollover RSU	4.3(f)(iii)
RSUs	4.3(f)(iv)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1
Securities Act	5.1(b)(i)
Share, Shares	4.1(a)
Significant Subsidiary	5.1(a)(ii)
Stockholders Meeting	6.4(a)
Subsidiary	5.1(a)(i)
Superior Proposal	6.2(c)
Supplemental PSU	4.3(f)(v)
Surviving Corporation	Recitals
Takeover Statutes	5.1(k)
Tax Return	5.1(m)
Tax, Taxes	5.1(m)
Termination Date	8.2(a)
Termination Fee	8.5(b)
Trade Secrets	5.1(n)
Trademarks	5.1(n)
Transaction Litigation	6.15
U.S. Benefit Plans	5.1(h)(ii)
Union, Unions	5.1(i)
U.S. Benefit Plans	5.1(h)(ii)

Vested RSU	4.3(f)(vi)

ANNEX B

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

See attached.

RESTATED CERTIFICATE OF INCORPORATION

OF

INTERNATIONAL RECTIFIER CORPORATION

ARTICLE ONE

The name of the corporation is International Rectifier Corporation (hereinafter called the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office is located at 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.  The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE FOUR

The total number of shares which the Corporation shall have the authority to issue is one thousand (1,000) shares, all of which shall be shares of Common Stock, with a par value of one cent ($0.01) per share.

ARTICLE FIVE

The board of directors of the Corporation (the “Board of Directors”) shall have the power to adopt, amend or repeal by-laws, except as may otherwise be provided in the by-laws.

ARTICLE SIX

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE SEVEN

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of the DGCL, order a meeting of the creditors or class of creditors, and/or the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs.  If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders, or class of stockholders, of the Corporation, as the case may be, and also on this Corporation.

ARTICLE EIGHT

Section 1.  Competition and Corporate Opportunities.  To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or in being offered any opportunity to participate in, any business opportunities that are presented to any of its directors or stockholders, except that the foregoing shall not apply to any member of management of the Corporation or any of its subsidiaries that is also a director or a stockholder.

Section 2.  Deemed Notice.  Any person or entity purchasing or otherwise acquiring any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article Eight.

ARTICLE NINE

To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as director.

ARTICLE TEN

The Corporation reserves the right to amend or repeal any provisions contained in this Restated Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

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